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08005186

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: Ringbolt Ventures Ltd.

*CURRENT ADDRESS: 609 - 475 Howe St.
Vancouver, B.C.
Canada V6C 2B3

**FORMER NAME: ______

**NEW ADDRESS: ______



FILE NO. 82- 35229 FISCAL YEAR 12/31/07

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 10/3/08

*NO SECURITIES REGULATORY AUTHORITY HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENCE TO CLAIM OTHERWISE.*

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933 or the securities laws of any state of the United States, and may not be offered or sold, directly or indirectly or delivered in the United States or to or for the account of a U.S. person unless registered under the 1933 Act. The Securities and Exchange Commission has not approved the securities, nor have any states' securities regulatory authorities passed upon or endorsed the merits of this offering or the adequacy or accuracy of these offering documents. The securities are subject to restrictions on transferability and resale and may not be transferred or resold in the United States or to a U.S. person unless they are registered under the 1933 Act and applicable States' securities laws or unless an exemption from such registration is available. Any representation to the contrary is unlawful.

**INITIAL PUBLIC OFFERING** **DATE: JULY 25, 2007**



**PROSPECTUS**

# RINGBOLT VENTURES LTD.

(the "Company")
609 – 475 Howe Street
Vancouver, B.C. V6C 2B3
Phone Number: (604) 682-1643

**2,000,000 COMMON SHARES WITHOUT PAR VALUE AT A PRICE OF $0.25 PER SHARE (THE "SHARES")**

| | Price to Public (1) | Agents' Commission (2) | Proceeds to Issuer (3) |
|---|---|---|---|
| Per Security | $0.25 | $0.02 | $0.23 |
| TOTAL | $500,000 | $40,000 | $460,000 |

(1) The price of the Shares was determined by negotiations between the Company and Wolverton Securities Ltd. (the "Agent").

(2) Under the terms of an Agency Agreement between the Agent and the Company dated May 7, 2007, the offering (the "Offering") described in this Prospectus will be done on a commercially reasonable efforts basis. Upon completion of the Offering, the Agent will receive an agent's warrant (the "Agent's Warrant") entitling it to acquire 200,000 Shares, at a price of $0.25 per Share at any time on or before the first anniversary of the date on which the Shares are listed on the TSX Venture Exchange. This Prospectus qualifies the distribution of the Agent's Warrant. The Agent shall receive a commission equal to 8% of the gross proceeds of the Offering payable in cash or shares (the "Commission Shares") at the election of the Agent. The Agent will receive a corporate finance fee of $25,000 (plus GST) (the "Corporate Finance Fee") of which $7,500 plus GST has been advanced as a non-refundable due diligence fee. The balance will be payable in cash or shares at the election of the Agent (the "CF Shares"). This Prospectus qualifies the issuance of the Commission Shares and the CF shares. The Agent will also be reimbursed its reasonable expenses. The Agent has received a retainer of $12,000 for such expenses.

(3) Before deduction of the costs of the Offering, estimated at $50,000.

(4) The Agent may solicit and accept subscriptions for additional shares of up to 15% of the Offering (300,000 shares) (the "Over-Allotment Option"). The grant of the Over-Allotment Option and the issuance of Shares under the Over-Allotment Option are also qualified under this Prospectus. The Agent will receive a marketing commission and Agent's Warrants on the Shares sold under the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total gross proceeds raised, Agent's commission and net proceeds to the Company would be $575,000, $46,000 and $529,000 respectively. The Over-Allotment Option expires at the closing of the Offering.

The completion of this Offering is subject to a minimum subscription of 2,000,000 shares. In the event that the minimum subscription is not attained, within 90 days from the date a Receipt is issued for the final Prospectus, all funds raised hereunder will be refunded to investors without interest or deduction.

**There is no market through which these securities may be sold and purchasers may not be able to resell Shares purchased under the Prospectus.**

**An investment in natural resource companies involves a significant degree of risk. The degree of risk increases substantially where the Company's properties are in the exploration as opposed to the development stage. The Company's mineral property is in the exploration stage and is without a known body of commercial ore. The proposed exploration program is an exploratory search for ore. Investors should not invest any funds in this Offering unless they can afford to lose their entire investment. Refer to "Risk Factors".**

The Shares offered under this Prospectus will be subject to a dilution of $0.17 per share (68%).

Upon completion of this Offering, this issue will represent 23.3% of the Company's issued and outstanding shares and 55.26% of the Company's issued and outstanding shares will then be owned by the promoters, insiders and holders of escrow securities. One or more of the directors of the Company has an interest, direct or indirect, in other natural resource companies. Reference should be made to the item "Risk Factors" herein for a comment as to the resolution or possible conflicts of interest.

Application has been made to the TSX Venture Exchange (the "Exchange") to conditionally accept the listing of the Shares distributed under this Prospectus. Listing will be subject to the Company fulfilling all the listing requirements of the Exchange.

Wolverton Securities Ltd., as Agent, conditionally offers the Shares on a commercially reasonable efforts basis subject to prior sale if, as and when issued by the Company and accepted by the Agent in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" of this Offering, subject to the approval of certain legal matters on behalf of the Company by Hemsworth, Schmidt and on behalf of the Agent by Getz Prince Wells LLP. No person is authorized to provide any information or make any representation in connection with the Offering other than as contained in this Prospectus.

**WOLVERTON SECURITIES LTD.**
17th Floor – 777 Dunsmuir Street
Vancouver, B.C. V7Y 1J5
(604) 622-1000

## TABLE OF CONTENTS

## SUMMARY

*The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this Prospectus.*

The Offering: 2,000,000 Shares at a price of $0.25 per Share (a commission of $0.02 per Share shall be paid to the Agent out of the gross proceeds of the Offering).

Business: The Company is a natural resource company engaged in the acquisition and exploration of mining properties. The Company's main emphasis is on the exploration for uranium, in the Great Bear Lake Area, Northwest Territories, where the Company has an interest in the Hornby Basin Property which is located north of the east end of Great Bear Lake, 430 kilometers northwest of Yellowknife, NWT and 80 km north of Port Radium. The Hornby Basin Property is more specifically described below in this Prospectus under the heading "Property". The Hornby Basin Property consists of four mineral claims.

Management: Jason Walsh, the Secretary, Chief Financial Officer and a Director of the Company; Mike Magrum, a Director of the Company; Derrick Strickland, President, Chief Executive Officer and a Director of the Company; Barry Saxe, a Director of the Company. Reference is made to the heading "Key Management and Exploration Personnel" for further information concerning management.

Use of Proceeds: The gross proceeds to be received by the Company from the Offering after deduction of the Agent's commission, plus the Company's working capital of $88,586 as at June 30, 2007 will result in available funds of $548,586 which will be used as follows:

| | Amount |
|---|---|
| To pay the estimated costs of the Offering | $50,000 |
| To pay the cost of Phase 1 of the exploration program on the Hornby Basin Property (1) | 230,000 |
| To make a payment under the Hornby Basin Property agreement (1) | 25,000 |
| Administration costs for 12 months (2) | 94,000 |
| Unallocated working capital | 149,586 |
| TOTAL | $548,586 |

(1) See "Description of Business and Property".

(2) Includes administrative service fees of $12,000, directors fees of $12,000 and office expenses of $16,800 which will be paid to Insiders or their holding companies. See "Payments to Insiders and Promoters" and "Administration".

See "Use of Proceeds".

## RISK FACTORS

AN INVESTMENT IN NATURAL RESOURCE COMPANIES INVOLVES A SIGNIFICANT DEGREE OF RISK. **THE DEGREE OF RISK INCREASES SUBSTANTIALLY WHERE THE COMPANY'S PROPERTIES ARE IN THE EXPLORATION AS OPPOSED TO THE DEVELOPMENT STAGE.**

Risk factors associated with an investment in Shares of the Company include:

In the event that the Company's exploration program as described in this Prospectus is successful, the Company will require additional financing in order to further develop the Company's property. Currently, there is no market for the Shares of the Company. The property of the Company does not contain any known body of commercial ore. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond control of the Company. The grade of any ore ultimately mined from a mineral deposit may differ from that produced from drilling results. Mining operations generally involve a high degree of risk. There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being dedicated to future production. The title reports prepared with respect to the Company's property cannot be construed as a guarantee of title. The Company's property includes mineral claims which have not been surveyed and, therefore, the precise location of these mineral claims may be in doubt. The Company has only recently commenced operations and has a history of no operating earnings. The Company operates at a loss and there is no assurance that the Company will ever be profitable.

The mineral exploration and mining business is competitive in all of its phases. The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various levels of government. Certain of the directors of the Company serve as directors of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The proposed expenditures from the proceeds raised by the Offering described in this Prospectus will not increase net tangible assets owned by the Company.

See "Risk Factors".

### Summary and Analysis of Financial Operations

The following selected financial information is derived from the audited financial statements for the period from incorporation to May 31, 2007 and should be read in conjunction with those statements and notes thereto.

| | Period Ending May 31, 2007 (Audited) |
|---|---|
| **Operating Data** | |
| Total revenue (interest income) | 3,499 |
| Total expenses | 396,604 |
| Net Income (loss) for the period | (393,105) |
| Basic and diluted income (loss) per share | (0.08) |
| **Balance Sheet Data** | |
| Total Assets | 339,497 |
| Total Liabilities | 48,654 |

## NAME AND INCORPORATION

Ringbolt Ventures Ltd. (the "Company") was incorporated on June 13, 2006 under the Business Corporations Act of British Columbia.

The head office of the Company is 609 – 475 Howe Street, Vancouver, B.C. V6C 2B3 and the registered and records office of the Company is 430 - 580 Hornby Street, Vancouver, B.C. V6C 3B6.

## INTERCORPORATE RELATIONSHIPS

The Company has no subsidiaries.

## GENERAL DEVELOPMENT OF BUSINESS

The Company was incorporated on June 13, 2006. It commenced operations in July, 2006 when it entered into an Agreement to acquire a 100% undivided interest in the Hornby Basin Property on July 1, 2006. See "Description of Business and Property" below. The Company has not made any significant dispositions.

## DESCRIPTION OF BUSINESS AND PROPERTY

### Business

The Company is a natural resource company engaged in the acquisition and exploration of mining properties. The Company's main emphasis is on the exploration for uranium in the Great Bear Lake Area of the Northwest Territories, where the Company has acquired an option to acquire a 100% undivided interest subject to a 2% net smelter return royalty in the Hornby Basin Property which is described below under the heading "Property". As at May 31, 2007, the Company has spent $102,559 on the exploration of the Hornby Basin Property.

### Key Management and Exploration Personnel

See "DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT" below.

### Immediate Goals

The Company's immediate goal is to undertake follow-up exploration for uranium in the Great Bear Lake Area, Northwest Territories where the Company has acquired an interest in the Hornby Basin Property which is described below under the heading "Property" below.

## PROPERTY

### HORNBY BASIN PROPERTY

*Great Bear Lake Area, Northwest Territories*

By an Agreement dated July 1, 2006 (the "Agreement") with Kalac Holdings Ltd. and Trevor Teed (together the "Optionors"), the Company entered into an option to acquire a 100% undivided interest in the 4 mineral claims (totalling 9,088 acres) in consideration for cash payments of an aggregate $100,000, the issue of 1,000,000 common shares and the expenditure of $750,000 in exploration expenditures as follows:

i) a cash payment on signing of $25,000 (which has been paid) and 100,000 shares (which have been issued) to the Optionors;

ii) 200,000 shares to the Optionors and a cash payment of $25,000 on or before the first anniversary of the Agreement date;

iii) 200,000 shares to the Optionors and a cash payment of $25,000 on or before the second anniversary of the Agreement date;

iv) 500,000 shares to the Optionors and a cash payment of $25,000 on or before the third anniversary of the Agreement date.

The Company is also required to incur a minimum aggregate $750,000 of exploration expenditures on the Property (or any part thereof) as follows:

i. $100,000 of expenditures on or before August 30, 2006 (which has been expended);

ii. an additional $200,000 of expenditures on or before August 30, 2007;

iii. an additional $200,000 of expenditures on or before August 30, 2008;

iv. an additional $250,000 of expenditures on or before August 30, 2009.

The Company is responsible for all taxes, rentals and maintenance fees required to keep the Property in good standing.

The property is subject to a 2% Net Smelter Return Royalty which the Company can buy down to a 1% NSR at a cost of $1,000,000. Both of the Optionors are at arms-length to the Company, but each of them is a shareholder of the Company, Kalac Holdings Ltd., as a subscriber for 56,250 seed shares and Trevor Teed as the principal of Mountain Island Exploration Ltd. which is the subscriber for 56,250 seed shares and both of them by virtue of receiving shares under the Agreement in the amount of 50,000 shares each. Mackenzie James is the sole shareholder of Kalac Holdings Ltd. which holds an aggregate of 106,250 common shares of the Company. Mr. James owns 218,750 shares of the Company directly.

The claim information and claim status is summarized in the Table 1 below.

**The following information has been excerpted from a report prepared by Dr. D.R. Webb, Ph.D. dated October 10, 2006 and revised February 20, 2007 (the "Report"). During the period of the Offering, the said Report is lodged at the registered office of the Company, 430 – 580 Hornby Street, Vancouver, B.C., whereby it may be examined during normal business hours. The Report will be available at www.Sedar.com on issuance of the final decision document for this Prospectus. The following information has been revised in respect to certain references.**

## PROPERTY DESCRIPTION AND LOCATION

The property consists of 4 contiguous mineral claims on the 86K14 claim sheet centered around 117° 16' west longitude and 66° 51' north latitude. These staked claims are shown, together with acreage, ownership, and status, are shown on Table 1. Figure 3 of the Report is from the official website for Indian and Northern Affairs Canada showing the claims on a portion of the 86K14 claim sheet.

**Table 1, Claim Status as of August 25, 2005**

| Owner | Claim Number | Claim Name | NTS Sheet | Recorded Date | Anniversary Date | Acres |
|---|---|---|---|---|---|---|
| Teed | F98641 | ER 1 | 086K14 | 21/10/2005 | 21/10/2007 | 2,054 |
| Teed | F98642 | ER 2 | 086K14 | 21/10/2005 | 21/10/2007 | 1,960 |
| Teed | F98643 | ER 3 | 086K14 | 21/10/2005 | 21/10/2007 | 2,556 |
| Teed | F98644 | ER 4 | 086K14 | 21/10/2005 | 21/10/2007 | 2,518 |
| **Total** | | | | | | **9,088** |

The claims may be held for up to 10 years in total, provided that a minimum expenditure of allowable work of $2.00 per acre per year is completed. This must be filed and accepted on each claim annually after year two. Permits may be required for certain work according to the Mackenzie Valley Land and Water Board Regulations. No permits are required for the work described in section "Recommendations."

No environmental liabilities are known to exist on the property.

Figure 1 of the Report shows the general location of the property.

An agreement dated July 1, 2006 between Ringbolt Ventures Ltd. (the "Purchaser") and Kalac Holdings Ltd. and Trevor Teed each with 50% interest (collectively the "Vendors") sells 100% of the Vendors interest in the property to the Purchaser for consideration of $100,000, 1,000,000 shares, and a 2% Net Smelter Return royalty. The Purchaser may purchase up to a maximum of 1% of the Net Smelter Royalty for $1,000,000.

The Purchaser is also required to incur a minimum aggregate $750,000 of exploration expenditures on the Property (or any part thereof) as follows:

i. $100,000 of expenditures on or before August 30, 2006 (which has been expended);

ii. an additional $200,000 of expenditures on or before August 30, 2007;

iii. an additional $200,000 of expenditures on or before August 30, 2008;

iv. an additional $250,000 of expenditures on or before August 30, 2009.

The Purchaser is responsible for all taxes, rentals and maintenance fees required to keep the Property in good standing.

### Access, Local Resources, Infrastructure and Physiography

The Hornby Basin Property is located north of the east end of Great Bear Lake, 430 km northwest of Yellowknife, NT, 80 km north of Port Radium. The property is located on NTS map sheet 86K-14 centered at 117° 50' north latitude (Figure 2).

Terrain is characterized by low rolling hills with occasional abrupt topography. Trees are rare with low willow and scrub brush in protected valleys or low areas. The property straddles a drainage divide, with the Fault River flowing westward to Great Bear Lake and the Bigtree River flowing eastward toward the Coppermine River.

Temperatures range from short warm summers to long cold sub-arctic winters. There can be substantial winds in the summer.

Fauna is seasonally abundant with migrating waterfowl and other birds, caribou, and grizzly bear.

Access is by float plane from Yellowknife. Bulk materials have historically been trucked by winter road up to Port Radium or by barge across Great Bear Lake from Deline. No winter road hauls are currently active into Port Radium.

Surface rights will be required to construct mines and mineral processing facilities regulated by the Mackenzie Valley Land and Water Board. Consultation is required under these regulations with all affected communities. This includes the Sahtu First Nations, but may also include the North Slave Metis Alliance and others. Exploration by several groups is occurring in the Sautu region, but this does not guarantee exploration from others will be permitted.

There are sufficient water and land available to design a conventional mine, mill and tailings disposal containment. No power is currently available in the immediate area. Personnel for mining, milling and support services may be available in the nearby towns such as Deline (150 km) or elsewhere in Canada.

The working season is dependant upon what work is being completed. Access can be year round by air or combination of air and land. There is limited daylight during winter, which limits VFR flights. Ground transportation by foot can be year round, and snow machines operate best once the ground is frozen and lakes have attained reasonable ice thicknesses. Vehicular traffic during non-frozen conditions could be limited due to ground rutting.

Operating conditions for mining if warranted, requested and issued may contain restrictions to allow for migratory animals, disturbances of archaeological or spiritual sites as well as discharge restrictions. Employment standards would apply, as would WCB regulations.

**History**

Work specifically covering the property are from surveys done in a regional context by BP Minerals Ltd. in 1978 and Uranerz Exploration and Mining Limited in 1978. Other programs are more regional in extent and refer to the property only in a general sense.

Exploration for radium, and subsequently uranium and silver commenced in the Port Radium area of Great Bear Lake in the early 1930's following the identification of secondary cobalt and nickel mineralization on the east side of the lake by the Geological Survey of Canada. Prospectors likely followed the Fault River eastward from Hornby Bay around this time, although there is limited recorded history of this work. There is no known mineralization on the Hornby Basin Property (see section titled "Mineralization") so all descriptions of showings and occurrences are on adjacent properties.

Regional work by BP Minerals Ltd. in 1978 and Uranerz Exploration and Mining Limited in 1978 include regional surveys covering portions of the property. The results of this work is presented in the section "Geophysics". No mineralization on the Property was identified, however, the property was found to be underlain by Hornby Basin Group rocks.

## GEOLOGICAL SETTING

### Regional Geology

The regional geology is reported in GSC Open File Report No. 2559 (1993) and on GSC Map No. 1546A (1982) and is summarized below.

The Bear Structural Province is located on the western margin of the Slave Structural Province, and is subdivided into three principal terrains with the GBMZ comprising the central zone of the north-south striking Proterozoic belt of rocks (ca 1.840-1.860 GA). The GBMZ includes the McTavish Supergroup of igneous and related rocks, and three spatially, compositionally, or geometrically distinct intrusions.

The McTavish Supergroup is subdivided into the Sloan, and Labine Groups, each of which is subdivided into 3 and 4 formations respectively. These are further subdivided into members which can be isolated into distinct calderas, 3 to 5 km in diameter.

Intrusions range from subconcordant subvolcanic sills and laccoliths, to clearly discordant dykes and stocks. The earliest intrusions are the Mystery Island Intrusive Suite, denoted G1m and consist of medium-grained diorite, quartz monzonite, quartz syenite and granodiorite forming semiconcordant sheets. G-2 intrusions include diorite, monzodiorites and quartz monzonites whereas the G-3 intrusions include megacrystic granites and granodiorites, forming larger, more regionally discordant plutons.

The G1m monzonites are equigranular quartz-poor intrusions that commonly have induced significant zoned alteration effects within their host rocks. A bleached, albite-rich domain proximal to the intrusion progresses to a magnetite actinolite apatite pods, breccias and dissemination through to an outer zone of pyrite (marcasite) and chalcopyrite.

The Helikian Hornby Bay siliciclastic rocks unconformably overly the Aphebian McTavish Group igneous rocks with a shallow-dipping unconformity surface. The rocks immediately underlying the unconformity surface are deeply weathered and oxidized with prominent hematite development.

The Hornby Bay Group is comprised of 4 units. The lower-most fluvial sandstone and conglomerate reveals a westward depositional trend. It is dominated by a pink-weathering, hematite-stained cross-bedded to laminated quartz-rich sandstone. This unit grades upwards through to a marine succession including stromatolitic dolostone and minor mudstone layers. This unit in turn grades upwards into a feldspathic quartz-rich sandstone and red and green mudstones.

Numerous faults transect the area, most notably north to northeast striking faults. These are considered to have dominantly pre-Hornby Bay dextral strike-slip displacement with subsequent post-Hornby Bay dip-slip movement.

Extensive hematite alteration, and unique "Giant Quartz Veins" bodies of quartz that can be more than 20 metres wide and 20,000 metres in length appear to be spatially-related to these late faults. The Giant Quartz Veins contain crustiform to massive quartz, chlorite-hematite quartz breccias, and significant uranium and copper mineralization. The Rayrock Mine at the south-end of the Great Bear Magmatic Zone is a past-producer that exploited uranium mineralization in a Giant Quartz Vein.

**Table 2, Table of Formations after Hildebrand (1980)**

| Age | Group | Formation | Lithology |
| --- | --- | --- | --- |
| Phanerozoic | | | Drift, cover eskers |
| Upper Proterozoic | Coppermine | | Basalts, redbed successions, sandstone minor siltstone |
| | Dismal Lake | | Mudstone, dolostone |
| | Hornby Bay | | Siliciclastic rocks, quartz-rich sandstone, conglomerate, minor basalt (dated 1,663 +/- 8 Ma |
| Middle Proterozoic | | | Diabase and Gabbro |
| Early Proterozoic | | Diabase | Altered diabase |
| | Sloan | Mulligan Porphyry | Plagioclase-quartz porphyry |
| | | Domex | Dacite and rhyodacite flows and tuffs |
| | Labine | Feniak | Submarine crystal tuff, devitrified ashstone and related epiclastics |
| | | Cameron Bay | Planar and cross-bedded volcanic-lithic and feldspathic sandstone, siltstone and mudstone. Memebers include Lrf4, Richer Rouge Tuff, Achook Andesite, Western Channel Tuff, Doghead Tuff, Lrf3, Stevens Tuff, Lrf2, MacKenzie Tuff, Lindsley Tuff, Lrf1, and Lt. |
| | | Echo Bay | Prophyritic andesite flows and breccias and related epiclastics. Members include Sparkplug Lake, Surprise Lake, Cobalt Porphyry, and Mile Lake. |
| | | Port Radium | Thin bedded, fine grained sandstone and siltstone, minor carbonate interbeds |

*All Precambrian rocks above are part of the McTavish Supergroup.*

## Property Geology

This section is largely drawn from Blackwell (1988).

The Hornby Basin Property is underlain by rocks of the Hornby Bay Group which occurs as a relatively flat-lying Proterozoic sedimentary deposits overlying intermediate to felsic rocks of the Echo Bay Formation of the McTavish Supergroup. The contact between the two groups is the favourable contact for Athabaska Basin-type uranium mineralization. The Echo Bay Formation is intruded by granitoid rocks. These granitoid rocks include those considered to be responsible for the IOCG mineralization at Fortune Mineral Ltd.'s Nico Deposit in the southern Bear Province, 300 km to the south, and is one of the targets at Alberta Star Development's Contact Lake claims 75 km to the east. The target granitoids (granites, monzonites, syanites) are typically very magnetic.

### Early Proterozoic Rocks

The Echo Bay Formation rocks are dominated by a compositionally homogenous, massive, pink to red-weathering rhyodacite with minor tuff and chert on the property. It is typically strongly fractured and forms rubbley outcrops with hematite stained fracture surfaces.

Early Intrusive Rocks

Coarse-grained equigranular to moderately feldspar-phyric granites containing biotite (chloritized) and minor fluorite, epidote, and hematite occur southeast of RAH and FAR lakes. This intrusion appear to be a G1m equivalent of the Mystery Island Intrusive Suite. North of RAH Lake, an equigranular medium-grained feldspar-quartz-hornblende +/- biotite occurs that varies in composition from monzonite to granite and may be correlative to the G2m equivalent of the Mystery Island Intrusive Suite.

Late Proterozoic Rocks

The Hornby Bay Group is an unmetamorphosed fluviatile sequence including quartz pebble and polymictic conglomerates, quartz sandstone, and locally red arkosic sandstone, volcanic cobble conglomerates and thin basalt flows. These lie unconformably overtop of the Ealry Proterozoic and intrusive rocks with a shallow-dipping surface, very close to today's surface.

The unconformity surface is characterized by pervasive hematite minor clay, and local zones of silicification and manganese deposition. Local depressions, some interpreted to be grabens are defined by linear development (040° to 060° strike) of more intense alteration, plus the localization of arkose, and increased volcanic component in the overlying Hornby Bay Group sediments.

Structure

The Fault River and the RAH Fault strike 040° to 060° and are dominant structures in the area. Numerous parallel faults occur, including the structure associated with the Wet 24 occurrence. These are all dextral strike-slip faults with displacements up to 15 km. Minor faults and joints at 040° to 060° and 100° to 120° are considered conjugate sets by Blackwell. Post Hornby Bay Group reactivation of the 040° to 060° structures with both strike-slip and normal dip-slip movement is postulated to form both graben structures as well as a cross fault pattern at 070° to 090° that locally terminates Hornby Bay Group units.

Geophysics

A property-wide TDEM survey was flown by the Company in 2006 covering the Hornby Basin Property. This is the extent of the work done on the property except as described by Boniwell (below), and Bottriell and Paterson (regional reconnaissance mapping). The survey was contracted to Geotech Airborne of Aurora Ontario. Preliminary maps reveal magnetic features identified by Boniwell as likely being related to late stage intrusions.

Boniwell points out in a 1978 report that a late stage granite is magnetically dominant, and was found to posses a "hot" radioactive character.

The long arc-like feature that is magnetically high throughout much of the property, but magnetically low within the presumed granite at the south-end of the property could be a basin-margin fault, similar to others noted in the area.

Two preliminary electromagnetic survey results were examined, neither of which revealed any conductors of note. It is suspected that additional processing may enhance subtle deep conductors not readily apparent.

**Deposit Types**

There are no known deposits on the property. It could potentially host Athabaska Basin uranium deposits, as well as those referred to as iron oxide copper gold (IOCG) deposits.

Lambert,I., McKay, A., and Miezitis, Y. (1996) in *Australia's uranium resources: trends, global comparisons and new developments*, Bureau of Resource Sciences, Canberra, with their later paper: *Australia's Uranium Resources and Production in a World Context*, ANA Conference October 2001 report the following:

*Uranium deposits world-wide can be grouped into 14 major categories of deposit types based on the geological setting of the deposits (OECD/NEA & IAEA, 2000). Australian uranium deposits can be grouped into 6 of these categories, with some mineralization in two further ones. The two dominant deposit types are unconformity-type, and breccia-hosted (IOCG).*

*Unconformity-related deposits arise from geological changes occurring close to major unconformities. Below the unconformity, the metasedimentary rocks which host the mineralization are usually faulted and brecciated. The overlying younger Proterozoic sandstones are usually undeformed.*

*Unconformity-related deposits constitute approximately 33% of the World Outside Centrally Planned Economies Area (WOCA)'s uranium resources and they include some of the largest and richest deposits. Minerals are uraninite and pitchblende. The main deposits occur in Canada (the Athabasca Basin, Saskatchewan and Thelon Basin, Northwest Territories); and Australia (the Alligator Rivers region in the Pine Creek Geosyncline, NT and Rudall River area, WA).*

*Unconformity-related deposits constitute a major proportion (20%) of Australia's total uranium resources, and much of Australia's total production since 1980 has been mined from two of these deposits - Nabarlek (now mined out) and Ranger 1 & 3. Other major deposits in the Alligator Rivers region are Jabiluka, Koongarra and Ranger 68.*

*Today, all of Canada's uranium production is from unconformity-related deposits - Key Lake, Cluff Lake, Rabbit Lake (all now depleted), and McClean Lake and McArthur River deposits. Other large, exceptionally high grade unconformity-related deposits currently being developed include Cigar Lake (averaging almost 20% $U_3O_8$, some zones over 50% $U_3O_8$).*

*The deposits in the Athabasca Basin occur below, across and immediately above the unconformity, with the highest grade deposits situated at or just above the unconformity (eg Cigar Lake and McArthur River). In the Alligator Rivers region, the known deposits are below the unconformity and like their Canadian counterparts, are generally much lower grade.*

*Uranium exploration in the Alligator Rivers region and Arnhem Land has been restricted since the late 1970s because of political and environmental factors. Much of the Alligator Rivers region and Arnhem Land have only been subjected to first pass exploration designed to detect outcropping deposits and extensions of known deposits, eg Jabiluka 2 was found by drilling along strike from Jabiluka 1.*

*There has been very little exploration to locate deeply concealed deposits lying above the unconformity similar to those in Canada. It is possible that very high grade deposits occur in the sandstones above the unconformity in the Alligator Rivers/Arnhem Land area.*

*The Kintyre deposit in the Rudall River area is similar to the deposits in the Alligator Rivers region. Metallurgical tests have shown that Kintyre ore can be radiometrically sorted and upgraded prior to milling and processing.*

The Coronation Hill Au-Pt-Pd deposit is located in the valley of the South Alligator River (latitude 13'35'S, longitude 132'36'E) in the Northern Territory, Australia. Coronation Hill is one of thirteen sites in the South Alligator Valley at which uranium was mined prior to 1964, and which has been the site of renewed exploration interest for precious metals since 1984.

Uranium mineralization at Key Lake is within the basement rocks or at the unconformity. It may also occur above the unconformity surface, such as has been identified north of the Corhill Property at the Pec and Yuk showings.

**The IOCG model**

I. Lambert, A. McKay and Y. Miezitis (1996) in *Australia's uranium resources: trends, global comparisons and new developments*, Bureau of Resource Sciences, Canberra, with their later paper: *Australia's Uranium Resources and Production in a World Context*, ANA Conference October 2001 also report the following:

*The Olympic Dam deposit is one of the world's largest deposits of uranium, and accounts for about 66% of Australiaís reserves plus resources. The deposit occurs in a hematite-rich granite breccia complex in the Gawler Craton. It is overlain by approximately 300 metres of flat-lying sedimentary rocks of the Stuart Shelf geological province.*

*The central core of the complex is barren hematite-quartz breccia, with several localized diatreme structures, flanked to the east and west by zones of intermingled hematite-rich breccias and granitic breccias. These zones are approximately one kilometre wide and extend almost 5 km in a northwest-southeast direction. Virtually all the economic copper-uranium mineralization is hosted by these hematite-rich breccias. This broad zone is surrounded by granitic breccias extending up to 3 km beyond the outer limits of the hematite-rich breccias.*

*The deposit contains iron, copper, uranium, gold, silver, rare earth elements (mainly lanthanum and cerium) and fluorine. Only copper, uranium, gold, and silver are recovered. Uranium grades average from 0.08 to 0.04%* $U_3O_8$, *the higher-grade mineralization being pitchblende. Copper grades average 2.7% for proved reserves, 2.0% for probable reserves, and 1.1% for indicated resources. Gold grades vary between 0.3-1.0 g/t.*

*Details of the origin of the deposit are still uncertain. However the principal mechanisms which formed the breccia complex are considered to have been hydraulic fracturing, tectonic faulting, chemical corrosion, and gravity collapse. Much of the brecciation occurred in near surface eruptive environment of a crater complex during eruptions caused by boiling and explosive interaction of water (from lake, sea or groundwater) with magma.*

**Mineralization**

A number of uranium and precious metal showings have been identified on adjacent properties. Most of these showings are similar to Athabaska-type uranium deposits, or alternatively, iron oxide copper gold ("IOCG") deposit models, additional areas of the property warrant exploration.

No showings were observed on the Hornby Basin Property.

**Exploration**

There is no recent exploration to report except the airborne geophysics reported above. Regional work in the past considered land including the current property, but no reports concerning this property have been filed except as previously disclosed in "Geophysics". The geophysics are discussed under the section "Geophysics". A long arc-like magnetically high throughout much of the property, but magnetically low within the presumed granite at the south-end of the property could be a basin-margin fault, similar to others noted in the area. The magnetic high at the southern portion of the property could be an intrusive granitoid.

**Drilling**

No drilling was completed on the property.

**Sampling Method and Approach**

The author was on the ground prior to the staking of this property, as part of a review of an adjacent property. No samples were collected from the property at that time. Sampling from prior exploration was not examined and could not be verified.

**Sample Preparation, Analyses and Security**

No samples were collected from the property. Sample preparation, analysis and security of prior sampling could not be confirmed.

**Data Verification**

No samples were collected from the property, so no verification was completed. Convention would be to collect duplicate samples (none collected) and insert blank and known standards into the sample stream (none were inserted). Additionally, separate laboratories would be used to check for inter-laboratory variations (none were used). These would be examined statistically to see if the blanks returned true zeros (none were tested), the duplicate samples returned reasonably similar results (none were returned) and that the laboratory standards were reported within reasonable accuracy (none were tested).

The effect of the author of the Report not conducting any data verification program and inability to comment on previous sampling programs has no effect on the project at this stage as the project focuses on general geological environment. The author can confirm this on a regional basis from past work in the area.

**Adjacent Properties**

Commencing in the 1970's, many companies focused on the Hornby Bay Group rocks exploring for uranium deposits. Many occurrences were identified in the sub-Hornby Bay Group rocks (Figure 2). Notably, Aquitaine discovered the Pec and Yuk uranium occurrences within sandstone of the Hornby Bay Group rocks at Dismal Lake. Assays of this mineralization is shown below on Table 3.

The Corhill Property of Xemplar Energy Corp. was visited during the same time as the Hornby Basin Property was visited. Information in this report on the Corhill Property is not necessarily indicative of mineralization on the Hornby Basin Property. A number of showings are known on the Corhill Property.

In the mid 1950's Canadian Nickel Co. conducted reconnaissance exploration including the Corhill Property area, identifying small, tabular unconformity-related manganese deposits.

**Table 3, Assays reported by Salat, M., and Arnaud, M, 1970 for Pec and Yuk occurrence.**

| Sample | U % | V Ppm | Mo ppm | Pb ppm | Zn ppm | Cu Ppm |
|---|---|---|---|---|---|---|
| DIL 2 | 1.88 | - | 100 | 900 | 55 | 2175 |
| DIL 3 | 0.16 | - | ND | 210 | 9 | 272 |
| DIL 7b | 2.00 | 90 | 15 | 1250 | 25 | 2500 |
| DIL 8a | 1.20 | 220 | ND | 825 | 65 | 1850 |
| DIL 8b | 2.60 | 210 | 10 | 675 | 80 | 3800 |
| DIL 8c | 0.40 | 120 | ND | 180 | 55 | 650 |

*reported as rock samples, no width reported

In the mid 1970's, a regional lake water geochemistry program by Cominco Ltd identified anomalous areas east of the Fault River which led to the discovery of the RAH showings in 1976. Massive pitchblende and coffinite was identified in veins and fractures and 19 km of the fault system were staked. Eight trenches totalling 29 lineal metres were excavated exposing narrow hematite-stained veins and fractures up to 10 cm wide within coarse-grained granites of the Great Bear Magmatic Zone. Pitchblende and coffinite occurred over narrow intervals within these rocks.

**Table 4, Assays from Cominco's 1976 sample program on the RAH showing.**

| Trench | Width Metres* | U3O8 % |
|---|---|---|
| 1 | 0.76 | 0.250 |
| 2 | 1.52 | 0.077 |
| 3 | 1.77 | 0.249 |
| 4 | 0.70 | 0.090 |
| 5 | 1.83 | 0.050 |
| 6 | 2.01 | 1.525 |
| 7 | 1.10 | 0.955 |
| 8 | 1.00 | 2.488 |

*true width

Cominco notes that although generally low gold and silver values were obtained, vein material from trench #3 returned 32.91 grams per tonne gold, 67.2 grams per tonne silver, and 16.46 grams per tonne platinum.

**Table 5, List of assays reported by Cominco from ddh 78-6.**

| Interval Metres | Length Metres* | U3O8 % | Au Ppb | Pt ppb | Pd Ppb |
|---|---|---|---|---|---|
| 17.60-17.73 | 0.13 | - | 900 | 860 | 2650 |
| 20.47-21.56 | 0.34 | 0.441 | 350 | 98 | 165 |
| 41.10-41.53 | 0.30 | 0.31 | 270 | <25 | 19 |
| 41.73-41.96 | 0.16 | 1.25 | 920 | 560 | 900 |
| 44.22-44.48 | 0.18 | 0.88 | 740 | 360 | 680 |
| 67.10-72.90 | 5.80 | - | 129 | 105 | 62 |

*true width is unknown

In 1987 Aber Resources Ltd. restaked the area and conducted a regional prospecting program. Two hundred and fifty seven rock samples were selected covering a range of radioactive and non-radioactive outcrops with the intent to assess the precious metal potential of the claims. Forty five percent of the samples yielded results greater than detection limit (1 ppb), 20% were greater than 10 ppb. It was found that anomalous gold concentrations were associated with fractured McTavish Group rocks, quartz veins, or silicified, hematite or sulphide-altered rocks with some anomalous radioactivity. The most significant precious metal values were located at the original RAH showing, the RAH 30 showing located 3.6 km northeast of RAH, the Wet 24 showing and its possible extension 5.3 km to the northeast, and the Cor 19 prospect.

RAH Showing

The RAH Showing is on the adjacent Corhill Property. The showing was discovered by Cominco Ltd. in 1976. The showing is well exposed along the east-side of RAH Lake, however extensions of the mineralization are considered to be likely into less exposed areas. The showing has been trenched and sampled, but only one drillhole has been reported.

Aphebian granites are exposed along the eastern-side of RAH lake. Numerous minor fractures and shears, generally less than 2 metres in width are exposed in an area 400 x 100 m in size. Large fractures are commonly filled with sandstone.

Trenching (8 trenches in 1976, 8 trenches in 1977) have exposed 18 veins varying from 2 to 30 metres in length and up to 3 metres in width. Significant values are shown below and on Table 9 of the Report.

**Table 6, List of significant precious metal values.**

| Trench | Vein Length Metres | Width* Metres | Au ppb | Pt ppb | Pd ppb |
|---|---|---|---|---|---|
| 76-1 | 2 | 1.6 | 262 | 94 | 69 |
| 76-2 | 8 | 0.5 | 177 | 23 | 29 |
| 76-3 | 25 | 0.1 | 25989 | 26503 | 35006 |
| 76-4 | 30 | 1.5 | 270 | | |
| 76-5 | 20 | | | | |
| 76-6 | 3 | 1.5 | 367 | 379 | 225 |
| 76-7 | 10 | 1.0 | 912 | 155 | 474 |
| 76-8 | 6 | 0.2 | 4032 | 1960 | 1533 |
| 77-1 | 2 | 3.0 | 240 | 276 | 198 |
| 77-2 | 3 | 1.0 | 149 | 25 | 54 |
| 77-3 | - | | | | |
| 77-4 | - | | | | |
| 77-5 | 7 | 0.67 | 1640 | 1390 | 570 |
| 77-6 | - | | | | |
| 77-7 | 6 | 1.5 | 660 | 462 | 734 |
| 77-8 | 2 | 1.0 | 49 | 25 | <10 |

* true width not reported. Samples are assumed to represent true width.

In all cases, high precious metal values are confined to pitchblende bearing veins, although the precious metal concentration was not directly proportional to the concentration of pitchblende. The fresh granite returned only detection limits in gold, platinum and palladium.

Precious metals were detected in veins that contained uraninite, coffinite, pitchblende, chalcopyrite, covellite, emplecite, various tellurides, electrum, native gold, and sylvanite. Gangue assemblages include quartz, hematite, chlorite, and carbonate.

Wet 24 Showing

The Wet 24 showing was located by Cominco in 1978. A single 6.4 metre long trench was blasted into a silicified hematite-matrixed breccia within rhyodacite tuffs of the Echo Bay Formation.

The showing is exposed along a ridge immediately northeast of the Fault River, as a series of 400 m long and up to 100 m wide zone of variable but intense hematite alteration of a variably brecciated rhyodacite. Outcrops east of this are rehtively fresh-looking pyrite-bearing pink-weathering rhyodacite.

Mineralization occurs within a 030° structure occupied by a variably brecciated rhyodacite that has been cemented by earthy and specular hematite. Cross-cutting 060 and 000 fractures appear to control the secondary mineralization, including hematite, quartz, pyrite, radioactivity, gold, platinum and palladium.

It was noted that the best precious metals values are found in these nodule samples. Prospecting reported by Blackwell (1988) located anomalous gold values in a similar rock type 1500 metres southwest of the Wet 24 showing, however elsewhere only slightly anomalous values were encountered.

Other showings

No other showings were visited by the author of the Report, however Blackwell identifies the following showings:

**Table 7. List of other showings (after Blackwell, 1988).**

| Showing | Location | Description |
|---|---|---|
| RAH 2 | 900 m northwest of RAH | Highly radioactive, deeply weathered and sheared granite. Low precious metals, low U |
| RAH 29 | 3000 m northwest of RAH | Radioactive, hematite-rich basal Hornby Bay Group conglomerate. Highest gold value 78 ppb, highest U 7.5 ppm |
| RAH 30 | 3600 m northwest of RAH | Highly radioactive, sheared granite. Low precious metals. Best U 0.14% over 0.4 m. |
| Hot 122 | 2.5 km south of old Corhill ppty | Radioactive zone in fine-grained phase within coarser-grained granite. Trace gold |
| Wet 116 | Along Fault River Fault | Noted by Cominco, no description, not reviewed. |
| Cor 19 | Southwest corner of old Corhill ppty | Gossanous pyrtic and hematitic rhyodacite. Composite grab assayed 245 ppb Au. Not followed up |

## Mineral Processing and Metallurgical Testing

No mineral processing or metallurgical testing was conducted on samples from the Hornby Basin Property.

## Mineral Resource and Mine ral Reserve Estimates

No mineral resource or mineral reserve estimates have been made for the Hornby Basin Property.

## Other Relevant Data and Information

To the Report writer's knowledge, there is no other relevant information available on the Hornby Basin Property.

## Interpretation and Conclusions

The Hornby Basin Property occupies a geological setting that is similar in nature to the Athabaska Basin uranium model. Mineralization of this type has been identified in similar rocks in the vicinity of the property (Pec, Yuk). Geological similarities include the age of the basin fill and basement rocks, preponderance of basement-hosted showings (see "Adjacent Properties"), and occurrences within Hornby Group rocks on adjacent properties. The property also possesses some geophysical characteristics (southern magnetic domain) similar to that which defines iron oxide copper gold (IOCG) models. IOCG deposits are known to exist at the east-end of Great Bear Lake.

IOCG deposits have been identified within the Great Bear Magmatic Zone at Nico (Fortune Mineral Limited) and at Longtom and at Contact Lake (Alberta Star Development Corp).

# RECOMMENDATIONS

## Property wide

The entire property should be prospected for zones where altered and oxidized rocks are in contact with altered and reduced rocks. This encompasses the entire Aphebian unconformity surface and rocks within 200 metres or so of it which likely occurs on the property according to basic geological principals. The basal contact of the Hornby Bay Group rocks is known to be prospective for uranium mineralization, and the knowledge that the property is underlain by Hornby Bay Group rocks presupposes that the basal contact occurs at depth.

Geophysical surveys identify segments of the underlying rocks covered by Hornby Bay Group rocks. The long arc-like magnetic anomaly is a high in low magnetic intensity rocks, and a low in high magnetic intensity rocks. This is indicative of a fault rather than a dyke, and as the structure subparallels the exposed contact between the Hornby Bay Group rocks and the underlying Echo Bay Formation rocks a few kilometers to the east leads one to conclude that it may be a subsidiary basin margin fault.

**Electromagnetic surveys are ambiguous and require further processing.**

Initially, fixed wing support using the larger lakes can accommodate most of the reconnaissance work outlined here. Ground geochemical surveys along the potential buried basin margin fault, and over the potential buried granite together with detailed geophysical surveys will assist in establishing the potential for uranium mineralization in either of these settings. Geochemical samples should be collected. Lithogeochemical samples should be tested for evidence of hydrothermal activity as evidenced by enhanced arsenic, bismuth, mercury, sulphur and other volatile elements. Soil geochemical surveys would attempt to replicate this work. No permits are required for this phase of work.

Diamond drilling of targets identified in the preceding ground surveys should test well into the underlying rocks to test for deeply buried deposits. Permits may be required for this work and compliance with the Sahtu Land and Water Board would be required.

**Budgets**

Phase 1

| | |
|---|---|
| Mobilization and camp set-up | 24,000 |
| Camp Costs | 2,000 |
| Geochemical samplers x 3 | 9,000 |
| Lithogeochemistry x 450 | 5,000 |
| Surficial Geochemistry x 450 | 5,000 |
| Flights x 3 | 30,000 |
| **Subtotal** | **$75,000** |
| Geophysics (radiometrics) | 75,000 |
| Mob/demob, fuel | 35,000 |
| Interpretation | 15,000 |
| **Subtotal** | **$125,000** |
| Contingency (15%) | 30,000 |
| **Total** | **$230,000** |

Phase 2 would consist of diamond drilling and is contingent upon targets being identified in Phase 1. A more established camp and a capacity to drill to depths of 500 metres should be considered. Helicopter support may be required. It is unknown how many targets will be identified so the total costs cannot be estimated at this time, but initial budgeting should consider diamond drill rates to be in the order of $120 per meter plus mobilization and demobilization costs. **The Company does not have sufficient funds to complete the work program recommended as Phase 2.** See "Use of Proceeds" and "Risk Factors".

Following the completion of the Offering, the Company intends to carry out Phase I of the program recommended in the Report. The recommended program consists of geochemistry and geophysics at an estimated cost of $230,000. See "Use of Proceeds".

The exploration program is expected to commence upon completion of this Offering, receipt of regulatory approval to carry out the proposed exploration program and satisfactory weather conditions. The Phase I of the program is estimated to be completed within 2-4 months after commencement. Exploration results will be announced immediately after receiving any results.

There is no surface or underground plant or equipment on the property.

THERE IS NO KNOWN BODY OF COMMERCIAL ORE ON THIS PROPERTY AND THE PROPOSED PROGRAM IS AN EXPLORATORY SEARCH FOR ORE. SEE "RISK FACTORS".

**Summary and Analysis of Financial Operations**

The following selected financial information is derived from the audited financial statements prepared by the Company's auditors for the period from the date of incorporation to May 31, 2007 and should be read in conjunction with those statements and the notes thereto.

| | Incorporation to May 31, 2007 (Audited) |
|---|---|
| **Operating Costs** | |
| Total revenue (interest income) | 3,499 |
| Total expenses | 396,604 |
| Net Income (loss) for the period | (393,105) |
| Basic and diluted income (loss per share) | (0.08) |
| **Balance Sheet Data** | |
| Total assets | 339,497 |
| Total liabilities | 48,654 |

## SUMMARY OF QUARTERLY RESULTS

As at the date of this Prospectus, the Company is not a reporting issuer. Accordingly, the Company was not required to and did not prepare quarterly statements for any period prior to the date of this Prospectus.

Related Party Transactions

The Company entered into an administrative service agreement dated August 1, 2006 with Bua Group Holdings Ltd. Bua Group Holdings Ltd. is wholly owned by Jason Walsh a director of the Company. Bua Group Holdings Ltd. will receive $1,000 administrative service fees plus $1,400 for expenses per month ($24,000 had been accrued to May 31, 2007).

Jason Walsh has received Directors fees of $1,000 per month commencing August, 2006.

The Company granted stock options to each of the directors of the Company in the amount of 138,601 shares at $0.25 per share exercisable for two years from the listing of the Company's shares on the Exchange.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*Period from incorporation to May 31, 2007*

During the period from incorporation to May 31, 2007, the Company's primary focus has been to raise funds from the sale of its Shares, the acquisition and exploration of its Property and to prepare for a listing on the Exchange.

Results of Operations

The Company incurred a net loss of $393,105 for the period from incorporation to May 31, 2007. Significant expenditures during this period included directors fees paid to a director of the Company totaling $10,000 (Mr. Jason Walsh receives directors fees of $1,000 per month commencing August, 2006), $18,338 for legal and accounting fees, $3,000 for consulting fees, $27,821 for office expenses and $336,798 in stockbased compensation.

Liquidity and Capital Resources

The Company has financed its operations primarily through the proceeds of the sale of its Shares. The Company incurred a total of $35,000 (including the deemed price of shares issued to the Vendors) for mineral property acquisition costs and $102,559 for exploration expenditures on the Property.

As at May 31, 2007, the Company had working capital of $94,088. To date, the Company has relied entirely upon the sale of Shares to generate working capital for exploration activities and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon the sale of Shares to raise capital. There can be no assurance that financing will be available to the Company when required.

The Company has no long term liabilities. Current liabilities consist of accounts payable and accrued liabilities of $48,654.

At present, there are no known demands, commitments, events or uncertainties that would aversely affect the trends and expected fluctuations in the Company's liquidity. Upon completion of the Offering, it is expected that the Company will have available funds of approximately $548,586. The Company believes that this amount will be adequate to meet its business objectives and projected working capital and other cash requirements for at least 12 months following completion of the Offering. However, there can be no assurance that these funds will be sufficient and the Company may have to evaluate additional means of financing, including additional debt or equity financings. See "Risk Factors".

The Company does not have a dividend policy as yet.

## ADMINISTRATION

During the first year after completion of this Offering, the Company estimates that the aggregate monthly cost of administration will be approximately $7,833 and the total aggregate annual cost will be approximately $94,000. These annual costs are comprised of administrative service fees ($12,000), transfer agent fees ($5,000), directors fees ($12,000), professional fees ($30,000) and other costs (travel, government fees, office, administrative fees and miscellaneous costs of $35,000).

## PLAN OF DISTRIBUTION

The Company, by an agreement dated May 7, 2007 (the "Agency Agreement") has appointed the Agent to offer for sale on a commercially reasonable efforts basis, 2,000,000 Shares at a price of $0.25 (the "Offering Price") per Share in the Provinces of British Columbia and Alberta.

All subscription proceeds received by the Agent or other registered dealers or brokers authorized by them, will be held by the Agent pending the closing of the Offering. The Offering will be made on a day (the "Offering Day") to be agreed upon between the Company and the Agent, on or before the earliest of the day which is 12 months from the issuance of a receipt for the preliminary Prospectus and 90 days following the date on which a final receipt is issued by the British Columbia and Alberta Securities Commissions in respect to this Prospectus. Closing will not take place unless all of the 2,000,000 Shares offered hereby are sold (the "Minimum Subscription"). In the event that the Minimum Subscription is not sold before the ending of the Offering period, then the subscription funds will be refunded to the subscribers in full, without deduction or interest, unless the subscribers have otherwise instructed the Agent.

The Company has applied to the Exchange to conditionally accept the listing of the Shares distributed under this Prospectus. Listing will be subject to the Company fulfilling all the listing requirements of the Exchange and will take place immediately after the Closing of the Offering.

The Agent will receive a commission of 8% of the gross proceeds of Shares sold, subject to the Minimum Subscription being sold. The commission is payable in cash or Commission Shares or any combination thereof, at the election of the Agent.

The Agent will be granted the Agent's Warrant, entitling the Agent to acquire 200,000 common shares at a price of $0.25 per Share at any time up to the first anniversary of the day on which the Shares trade on the Exchange. This Prospectus qualifies the grant of the Agent's Warrant and the issuance of the Commission Shares and CF Shares (as herein defined).

Any Shares acquired by the Agent pursuant to the exercise of the Agent's Warrant, may be resold by the Agent without further qualification through the facilities of the Exchange at the market price of the time of sale. The Company will not receive any of the proceeds from the sale of any such securities by the Agent.

The Company will pay or issue to the Agent, on completion of the Offering, a fee of $25,000 (the "Corporate Finance Fee") of which $7,500 has been paid as a non-refundable due diligence fee. The balance will be paid in cash or Shares (the "CF Shares"), or any combination thereof, at the election of the Agent. The Agent will also be reimbursed for reasonable expenses in relation to the Offering. The Agent has received a retainer of $12,000 for such expenses.

The Company has granted to the Agent an option (the 'Over Allotment Option") to purchase up to an additional 15% of the number of Shares sold under the Offering until the Closing Date of the Offering, to cover over-allotments. If the Option is exercised in full, the total price to the public, Agent commissions and proceeds to the Company would be $575,000, $46,000 and $529,000 respectively. This Prospectus also qualifies the grant of the Over Allotment Option and the issuance of Shares upon its exercise.

The Agent reserves the right to offer selling group participation, in the normal course of the brokerage business to selling groups of other licensed dealers, brokers or investment dealers, who may or may not be offered part of the commissions or Agent's Warrant derived from this Offering.

The obligations of the Agent under Agency Agreement may be terminated prior to closing of the Offering at the Agent's discretion on the basis of its assessment of the state of the financial markets and may also be terminated at any time upon the occurrence of certain stated events.

Other than as disclosed in this Prospectus, there are no payments in cash, securities or other consideration being made, or to be made, to a promoter, finder or any other person or Company in connection with the Offering.

The directors, officers and other insiders of the Company may purchase Shares from this Offering.

The price of the Shares and the Agent's commission was set by negotiations between the Company and the Agent.

## RISK FACTORS

**AN INVESTMENT IN NATURAL RESOURCE COMPANIES INVOLVES A SIGNIFICANT DEGREE OF RISK. THE DEGREE OF RISK INCREASES SUBSTANTIALLY WHERE THE**

**COMPANY'S PROPERTIES ARE IN THE EXPLORATION AS OPPOSED TO THE DEVELOPMENT STAGE.**

The securities offered by this prospectus must be considered speculative, generally because of the nature of the Company's business. In particular:

1. The purpose of the present Offering is to raise funds to carry out further exploration on the Company's mineral properties with the ultimate objective of establishing ore reserves of commercial tonnage and grade. If the Company's exploration program is successful, additional funds will be required for the development of an economic ore body and to place it in commercial production. The only source of future funds presently available to the Company is through the sale of equity capital. The only other alternative for the financing of further exploration would be the offering by the Company of an interest in its property to be earned by another party or parties carrying out further exploration or development thereof, which is not presently contemplated. There is no assurance that such sources of financing will be available on acceptable terms, if at all.

2. There is currently no market for the securities offered by the Company and there can be no assurance that an active market will develop or be sustained after the Offering. The lack of an active public market could have a material adverse effect on the price of the Company's common shares. The price of the Shares and the commission to the Agent was established by negotiation between the Company and the Agent, and may not be indicative of fair market value or future market prices. The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the Company, including the market in which it is traded, the strength of the economy generally, the availability of the attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares of the Company on the Exchange in the future cannot be predicted.

3. Exploration for minerals is a speculative venture necessarily involving substantial risk. The program proposed by the Company is an exploratory search for ore. There is no certainty that the expenditures to be made by the Company in the acquisition and exploration of the interests described herein will result in discoveries of commercial quantities of ore. The property of the Company does not contain any known body of commercial ore and the development will occur only if satisfactory exploration results are obtained.

4. Resource exploration and development is a speculative business and involves a high degree of risk. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. Currency fluctuations may affect the cash flow which the Company may realize from its operations since most mineral commodities are sold in a world market in US dollars. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

5. The grade of any ore ultimately mined from a mineral deposit may differ from that produced from drilling results. Production volumes and costs can be affected by such factors as the proximity and capacity of processing facilities, permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on the results of operations. Moreover, there can be no assurance that minerals recovered in small scale laboratory tests will be

achieved under production scale conditions. Although precautions to minimize risks will be taken, processing operations are subject to hazards such as equipment failure or failure of tailings impoundment facilities, which may result in environmental pollution and consequent liability.

6. Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the Company's financial position.

7. There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on metal prices. Any material change in the quantity of reserves, resource grade or stripping ratio may affect the economic viability of the Company's properties. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production.

8. While the Company has obtained the usual industry standard title report with respect to its properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

9. The Company's properties include mineral claims which have not been surveyed, and therefore, the precise location of the mineral claims may be in doubt.

10. The Company has only recently commenced operations and has no operating earnings. The likelihood of success of the Company must be considered in light of the problems, expenses and difficulties, complications and delays frequently encountered in connection with the establishment of any business. The Company has limited financial resources and there is no assurance that additional funding will be available to it for further exploration and development of its projects or to fulfil its obligations under applicable agreements. In particular, the Company does not have sufficient funds to complete Phase 2 of the recommended work program on the Hornby Basin Property. See "Recommendations" (page 20). There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interest of the Company with the possible dilution or loss of such interest. Further, revenues, financings and profits, if any, will depend upon various factors, including the success, if any, of exploration programs and general market conditions for natural resources. There is no assurance that the Company can operate profitably or that it will successfully implement its plans.

11. The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company does not maintain key-person insurance on the lives of any of its key personnel. In addition, while certain of the Company's officers and directors have experience in the exploration of mineral producing properties, the Company will remain highly dependent upon contractors and third parties in the performance of its exploration and development activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on behalf of the Company or be available upon commercially acceptable terms.

12. The Company operates at a loss and there is no assurance that the Company will ever be profitable.

13. The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources that the Company, in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competition in acquiring such properties or prospects.

14. The current or future operations of the Company, including exploration and development activities and commencement of production on its properties, require permits from various levels of government. Such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations, particularly environmental permits, will be obtainable on reasonable terms or that compliance with such laws and regulations would not have an adverse effect on the profitability of any mining project that the Company might undertake.

Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

15. Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company's ownership of its properties. To the extent the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures.

16. Directors of the Company will not be devoting all of their time to the affairs of the Company. Certain of the directors of the Company serve as directors of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a Board of Directors meeting, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several of these companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also

occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. See "Conflict of Interest" below.

17. The Shares offered under this Prospectus will be subject to a dilution of $0.17 per share (68%).

18. The Company does not have insurance to adequately protect itself against certain risks associated with mineral exploration. Even if it were to obtain insurance, the Company will remain at risk and will be potentially subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium cost or other reasons.

## USE OF PROCEEDS

The net proceeds after deduction of the Agent's commission to be derived from this Offering will be $460,000. The Company had as at June 30, 2007 a working capital of $88,586. The principal purposes for which the gross proceeds of the Offering after deduction of the Agent's commission and addition of the Company's working capital as at June 30, 2007 are as follows:

| | Minimum |
|---|---|
| To pay the costs of the Offering | $ 50,000 |
| To pay the cost of Phase I of the exploration program on the Hornby Basin Property (1) | 230,000 |
| To make a payment under the Hornby Basin property agreement (1) | 25,000 |
| Administration costs for 12 months (2) | 94,000 |
| Further unallocated working capital | 149,586 |
| TOTAL | $548,586 |

(1) See "Description of Business and Property".

(2) Includes administrative service fees of $12,000, director's fees of $12,000 and office expenses of $16,800 which will be paid to Insiders or their holding companies. See "Payments to Insiders and Promoters" and "Administration".

The Company will spend the funds available on the completion of this Offering to carry out its proposed exploration program as set out in "Description of Business and Property". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary. The Company will only redirect the funds to other properties on the basis of a written recommendation from an independent professional geologist or engineer.

The Company's working capital plus allocation for administration expenses available to fund ongoing operations will be sufficient to meet its administration costs for more than 12 months.

## DESCRIPTION OF SECURITIES OFFERED

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of the date of this Prospectus, 6,585,000 common shares are issued and outstanding.

All common shares of the Company, both issued and unissued, rank equally as to dividends, voting powers and participation in assets. No shares have been issued subject to call or assessment. Provisions as to the modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia).

This Prospectus also qualifies the distribution and issuance of the Agent's Warrant, the Commission Shares and the CF Shares and the grant of the Over-Allotment Option and the issuance of Shares thereunder. Refer to "Plan of Distribution".

## DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

Each director of the Company holds office until the next annual general meeting of the shareholders of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director.

The names, municipality of residence, age and principal business or occupations of each of the directors, officers, promoters, and other members of the management of the Company are as follows:

| Name and Municipality of Residence | Age | Office Held | Date of Appointment | Principal Occupation for past Five Years |
|---|---|---|---|---|
| DERRICK STRICKLAND<br>Vancouver, B.C. | 39 | President,<br>Director,<br>CEO,<br>Promoter | June 23, 2006 | Self-employed Geologist, 2000 to present. Geologist, Ashton Mining of Canada, 1993 to 2000 |
| JASON WALSH *<br>North Vancouver, BC | 35 | Secretary,<br>Director,<br>CFO,<br>Promoter | June 13, 2006 | Registered Representative, Global Securities 1997 to 2003; President, Bua Capital Management Ltd. 2003 to present. |
| MIKE MAGRUM *<br>Vancouver, BC | 52 | Director,<br>Promoter | June 13, 2006 | President, Northern Geophysics Ltd. 1987 to present |
| BARRY SAXE*<br>Shady, New York | 63 | Director,<br>Promoter | June 13, 2006 | President, Cedar Electric 1969 to present |

* Member of the Audit Committee.

The directors and officers beneficially own the following common shares in the capital of the Company:

| Name | Number of Shares | Percentage of Class after Offering |
|---|---|---|
| Barry Saxe | 1,350,000 Escrow [1] | 15.73% |
| Jason Walsh | 1,250,000 Escrow [2] | 14.56% |
| Derrick Strickland | 675,000 Escrow [3] | 7.86% |
| Mike Magrum | 1,468,750 Escrow | 17.11% |

[1] These shares are owned by 753050 BC Ltd., a company wholly owned by Barry Saxe.
[2] These shares are owned by Bua Capital Management Ltd., a company wholly owned by Jason Walsh.
[3] 500,000 of these shares are held by Tyro Industries Ltd., a company wholly owned by Derrick Strickland.

See description of depository and conditions of release under the heading "Escrowed Shares".

The directors have the following options to purchase the number of common shares as is set opposite the name of each director or officer:

| | |
|---|---|
| Barry Saxe | 138,601 shares |
| Jason Walsh | 138,601 shares |
| Derrick Strickland | 138,6018shares |
| Mike Magrum | 138,601 shares |

See "Options to Purchase Securities" for further details.

The percentage of common shares (beneficially owned, directly or indirectly), held by all directors, promoters, officers and other members of management as a group, at the completion of the Offering, is as follows:

| Designation of Class | Percentage of Class |
|---|---|
| Common | 55.26% |

The Audit Committee of the Company consists of Jason Walsh, Barry Saxe and Mike Magrum.

Derrick Strickland – Age 39. President, Director and Chief Executive Officer - Mr. Strickland has been a self-employed Geologist since 2000. He has been a director of New Shoshoni Ventures Ltd. since 2004 and a director of Enwin Resources since 2002. Mr. Strickland will spend one-quarter of his working time of the Company's business. He has a Bachelor of Science Degree from Concordia University (1993) and a MBA Degree from the University of Phoenix (2001). He has been a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 2002. He may act as an independent contractor to the Company. He has not entered into a non-competition or non-disclosure agreement with the Company.

Jason Walsh – Age 35. Secretary, Director and Chief Financial Officer. Mr. Walsh has been the President of Thelon Ventures Ltd. (a junior mining company listed on the Exchange) since 2003. He was a registered representative with Global Securities from 1997 to 2003. He is a principal of Bua Capital Management Ltd. and Bua Group Holdings Ltd. He is the Corporate Secretary of International Ranger Corp., a company listed on the OTC Bulletin Board, 2005 to present. See "Corporate Cease Trade Orders and Bankruptcies" below. Mr. Walsh will spend one-quarter of his working time on the Company's business. He has not entered into a non-competition or non-disclosure agreement with the Company.

Mike Magrum – Age 52. Director. He is the President of Northern Geophysics Inc. from 1987 to date. He is a director and/or officer of Pinewood Resources Inc. 2002 to date, Shane Resources Ltd. 1997 to date, Consolidated Pine Channel Gold Corp. 2003 to date, United Carina Resources Corp. 2003 to date, Rampart Ventures Inc. 2005 to date, Xemplar Energy Corp. 2005 to date, Terra Ventures Ltd. 2006 to date and Cooper Minerals Inc. 2005 to date. He is a former director and/or officer of Aeon Ventures Ltd. 2002-2004, Seabridge Resources Inc. 1995-2001, Nexttrip.com Travel Inc. 1999-2000, Inlet Resources Ltd. 1999-2004, Masuparia Gold Corp. 2000-2004 and Goldbrook Ventures Inc. 1997-2004. He is a member in good standing of the Association of Professional Engineers and Goescientists of British Columbia since 1987. He has a Bachelor of Science (Geol.Eng.) from University of Alaska, (1976). Mr. Magrum will spend one-tenth of his working time on the Company's business. He may act as an independent contractor to the Company. He has not entered into a non-competition or non-disclosure agreement with the Company.

Barry Saxe – Age 63. Director. Mr. Saxe has been the principal of Cedar Electric from 1969 to date. Mr. Saxe will spend one-tenth of his time on the Company's business. He may act as an independent contractor to the Company. He has not entered into a non-competition or non-disclosure agreement with the Company.

Corporate Cease Trade Orders and Bankruptcies

The following directors, officers, promoters or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the ten years prior to the date of this Prospectus, have been a director, officer or promoter of any other issuer or reporting company which have been struck from the Registrar of Companies by the B.C. Registrar of Companies or other similar authority or was subject to a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, or suspension order for a period of more than 30 consecutive days:

1) Mike Magrum was a director of Aeon Ventures Ltd. which was cease traded on September 2, 2003 for failure to file financial statements. The cease trade order was revoked on February 9, 2004.

2) Mike Magrum was a director of Pinewood Resources Ltd. which was ceased traded by the B.C. Securities Commission on December 30, 2004 and by the Alberta Securities Commission on April 25, 2005 for failure to file financial statements. These cease trade orders have not been revoked as at the date of this Prospectus.

3) Jason Walsh is an officer of International Ranger Corp. which was cease traded by the B.C. Securities Commission on July 6, 2006 in respect to corporate disclosure concerns. The cease trade order was revoked on July 18, 2007.

None of the directors, officers, promoters or other members of management has been a director, officer or promoter of any other issuer or reporting company which was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislative authority relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that reporting company.

Penalties and Sanctions

None of the directors, officers, promoters or shareholders holding a sufficient number of securities of the Company to affect materially the control of the Company has been the subject of any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

Individual Bankruptcies

No director, officer, promoter or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date of the Prospectus, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

The directors and officers of the Company will not be devoting all of their time to the affairs of the Company. In particular, the President and the Chief Financial Officer of the Company will only be devoting 25% of their time to the affairs of the Company. The directors and officers of the Company are directors and officers of other companies, some of which are in the same business as the Company. The directors and officers of the Company are required by law to act in the best interests of the Company. They have the same obligations to the other companies in respect of which they act as directors and officers. Discharge by the directors and officers of their obligations to the Company may result in a breach of their obligations to the other companies, and in certain circumstances this could expose the Company to liability to those companies. Similarly, discharge by the directors and officers of their obligations to the other companies could result in a breach of their obligation to act in the best interests of the Company. Such conflicting legal obligations may expose the Company to liability to others and impair its ability to achieve its business objectives.

## INDEBTEDNESS OF DIRECTORS, OFFICERS, PROMOTERS AND OTHER MANAGEMENT

No director, officer, promoter or other member of management nor their respective associates or affiliates has been indebted to the Company at any time.

## PAYMENTS TO INSIDERS AND PROMOTERS

### Executive Compensation

Summary Compensation Table

The Company has two executive officers, namely Derrick Strickland and Jason Walsh. The following table sets forth the compensation paid to the Company's executive officers during the period from incorporation to May 31, 2007.

| Annual Compensation | | | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary | Bonus ($) | Other Annual Compen-sation ($) | Under Options/ SARs Granted (#) | Securities Restricted Shares or Restricted Share Units ($) | LTIP Payouts ($) | All Other Compen-sation ($) |
| JASON WALSH [1/2] Secretary, CFO & Director | 2007 | N/A | N/A | 10,000 | 138,601 | N/A | N/A | 2 ,000 |
| DERRICK STRICKLAND CEO, President & Director | 2007 | N/A | N/A | Nil | 138,601 | N/A | N/A | N/A |

[1] See " Compensation of Directors, Officers, and Employees" below.

[2] $10,000 for Administrative services and $14,000 for office expenses accrued to Bua Group Holdings Ltd., a company wholly owned by Mr. Walsh See "Compensation of Directors, Officers and Employees" below.

## Options granted since incorporation to May 31, 2007

The following table sets forth information on options granted to the executive officers

| Name and Principal Position | Securities Under Option | % of Total Options Granted to Employees in Financial Year | Exercise Price | Market Value of Securities Underlying Options on Date of Grant | Expiration Date |
|---|---|---|---|---|---|
| JASON WALSH CFO, Director, Secretary | 138,601 * | 21.05% | $0.25 | N/A | Two Years after the Listing of the Company's shares on the TSX Venture Exchange |
| DERRICK STRICKLAND CEO, President & Director | 138,601 * | 21.05% | $0.25 | N/A | Two Years after the Listing of the Company's shares on the TSX Venture Exchange |

* Options were granted in January, 2007 and amended on May 31, 2007.

Compensation of Directors, Officers, and Employees

The Company has no plans pursuant to which it compensates its directors, other than Mr. Walsh, for services in their capacity as directors other than the granting of stock options. See "Options to Purchase Securities". Mr. Walsh receives and will continue to receive $1,000 per month for a director's fee. Mr.

Walsh's wholly owned holding company, Bua Group Holdings Ltd., receives or will continue to receive $1,000.00 per month for administrative services and $1,400 per month for office expenses pursuant to an Administrative Services Agreement dated August 1, 2006. See "Material Contracts".

Proposed Compensation

As described under the heading "Interest of Management and Others in Material Transactions" below, the Company anticipates paying $12,000 as compensation (director's fees) to one director, Jason Walsh, and no other cash compensation to its executive officers, insiders, promoters or other members of management during the 12 month period following completion of the Offering.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

1. Stock options granted to the directors on January 17, 2007 as amended May 31, 2007 to each of the four directors of 138,601 shares at $0.25 for a period of two years from the date of listing of the Shares on the Exchange.

2. The administrative services agreement dated August 1, 2006 with Bua Group Holdings Ltd which is wholly owned by Jason Walsh, a director. Bua Group Holdings Ltd. will receive $1,000 in administrative service fees and $1,400 for office expenses per month.

3. Director's fees of $1,000 per month are paid to Jason Walsh, a Director.

## SHARES

Existing share and long-term debt capital.

| | No. of Issued Securities | Price per Security | Total Consideration |
|---|---|---|---|
| a) Issued as of the date of this Prospectus | 6,585,000 | various | $347,250 |
| b) Offering | 2,000,000 | $0.25 | $500,000 |
| c) Total shares issued and outstanding at end of Offering | 8,585,000 [1] | N/A | $847,250 |

[1] Assuming no share issuances under the Over-Allotment Option, no Commission Shares or CF shares.

## FULLY DILUTED SHARE CAPITAL

The following table sets out the number and percentage of securities of the Company proposed to be outstanding on a fully diluted basis after giving effect to the Offering.

| | No. of Shares | Percentage of Total |
|---|---|---|
| Issued and Outstanding as at the date of the Prospectus | 6,585,000 | 69.73% |
| Issuable pursuant to the Offering | 2,000,000 [1] | 21.18% |
| Reserved for issuance pursuant to Stock Option Plan | 658,499 [2] | 6.97% |
| Reserved for issuance pursuant to the Agent's Warrant | 200,000 [3] | 2.12% |
| Total shares outstanding on a fully diluted basis | 9,443,499 | 100% |

[1] Assumes no Shares to be issued pursuant to the Over-Allotment Option, no Commission Shares issued to the Agent as payment of its commission, and no CF Shares issued to the Agent toward the balance of its corporate finance fee.

[2] The stock options are exercisable from the date the Shares commence trading on the Exchange. See "Options to Purchase Securities" below.

[3] Pursuant to the Agency Agreement, the Company has agreed to grant to the Agent the Agent's Warrant entitling the Agent to purchase 200,000 Shares at $0.25 per Share for a period of one year from the date the Company's Shares are listed on the Exchange.

## OPTIONS TO PURCHASE SECURITIES

### Incentive Stock Options

Pursuant to a Stock Option Plan dated August 29, 2006 as amended May 31, 2007, the Company has granted non-transferable options for services to the following persons for the number of common shares as is set opposite the name of each person:

| | |
|---|---|
| Jason Walsh | 138,601 |
| Derrick Strickland | 138,601 |
| Barry Saxe | 138,601 |
| Mike Magrum | 138,601 |
| Kevin Beaulieu | 69,379 |
| Ismara Corea | 34,716 |

As at the date of this Prospectus, the Company has issued the following options, warrants or other rights to purchase securities:

| Category | Shares Issuable | Exercise Price | Market Value of Securities Underlying Options on the Date of Grant ($/Security)[1] | Expiration Date |
|---|---|---|---|---|
| Options held by all executive Officers (2 individuals) | 277,202 | $0.25 | N/A | Two years from listing of the Shares on the Exchange |
| Options held by all directors and officers who are not also executive officers (2 individuals in the aggregate) | 277,202 | $0.25 | N/A | Two years from listing of the Shares on the Exchange |
| Options held by employees | 104,095 | $0.25 | N/A | Two years from listing of the Shares on the Exchange |

[1] As the Company's Shares were not listed on the Exchange at the date of grant, the market value of the securities underlying the options on the date of grant is not available.

The Directors and Officers Stock Option Agreements provides that the option exercise price is $0.25 per share and that the options are exercisable up to two years from the listing of the Shares on the Exchange. There are no other options to purchase securities of the Company other than as disclosed in this Prospectus.

These options terminate 30 days after an employee, director and/or officer ceases to be an employee, director or officer.

**Agent's Warrant**

The Agent will receive a warrant (the "Agent's Warrant"), entitling the Agent to purchase, at the Offering Price, 200,000 Shares at any time up to the close of business one year from the date the Shares are listed on the Exchange.

There are no assurances that the options, warrants, or other rights described above will be exercised in whole or in part.

**Stock Option Plan**

The Board of Directors of the Company has adopted an incentive stock option plan (the "Stock Option Plan") which reserves for issuance, a maximum of 10% of the Company's issued and outstanding share capital at the time of a grant of options under the Stock Option Plan. The Stock Option Plan is subject to regulatory approval, with such changes as may be required by such regulatory authorities and requires shareholder approval annually pursuant to the policies of the Exchange. The Stock Option Plan permits the grant of stock options to directors, officers, employees and consultants and their respective permitted assigns of the Company, or any of the Company's affiliates. Any common shares subject to a share option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that eligible persons thereunder include any director, officer, employee (full or part-time), consultant or management company employee of the Company or any affiliate of the Company designated by the directors under the Plan. The definition of consultant is the same as that contained in the policies of the Exchange.

The Plan will be administered by the board of directors or a committee thereof. The board of directors will have the authority to determine, among other things, the persons to whom options are granted and the number of such options. After the shares of the Company are listed on the Exchange and at the time an option is granted, the board will also determine the exercise price of the option which, subject to a minimum price of $0.05 shall be equal to the closing price of the common shares on the Exchange on the day immediately preceding the date of grant, and any vesting criteria or other restrictions with respect to the exercisability of the option. Subject to any restrictions contained in the Plan, the board may also impose such other terms and conditions as it shall deem necessary or advisable at the time of grant.

The term of the options will be determined by the board, but in any case must be no more than five years from the date of grant. Options are not transferable other than by will or the laws of descent and distribution. If an optionee ceases to be an eligible person for any reason whatsoever other than cause, the option (to the extent that it has vested at the time of termination) is exercisable for a period of 30 days or until the option's expiration date, whichever is earlier, after which time the options will terminate and be of no further force and effect. If the optionee ceases to be an eligible person for cause, the option ceases forthwith. If an optionee dies, the legal representative of the optionee may exercise the option (to the extent that it has vested at the time of death) until the earlier of 120 days after the date of death and the option's expiration date.

The Plan provides that the maximum number of common shares which may be reserved for issuance to any participant pursuant to options may not exceed 5% of the common shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to such person under any other option to purchase common shares under any other share compensation arrangement. Under the Plan, the maximum number of common shares that may be issued to any insider and the insider's associates, within a one year period pursuant to option exercises may not exceed 5% of the outstanding issue.

The maximum number of common shares which may be reserved for issuance to all the insiders of the Company pursuant to share options is limited to 10% of the common shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of common shares reserved for issuance to insiders under any other share compensation arrangement.

The Company will not provide any optionee with financial assistance in order to enable such optionee to exercise share options granted under the Plan.

## PRINCIPAL HOLDERS OF SECURITIES

As of the date of this Prospectus, the only persons known by the Company to have direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10% of any class of such securities upon completion of the Offering are as follows:

| Name and Municipality of Residence | No. of Shares (of record & beneficial) | Percentage of Shares Outstanding Prior to Offering | Percentage of Shares Outstanding After Offering |
|---|---|---|---|
| BARRY SAXE<br>Shady, New York | 1,350,000 [4] | 20.5% | 15.73% [1] |
| MIKE MAGRUM<br>Vancouver, B.C. | 1,468,750 | 22.3% | 17.11% [2] |
| JASON WALSH<br>North Vancouver, B.C. | 1,250,000 [5] | 18.98% | 14.56% [3] |

[1] On a fully diluted basis, 13.99% *
[2] On a fully diluted basis, 15.23% *
[3] On a fully diluted basis, 12.96% *
4 These shares are held in the name of 753050 B.C. Ltd. which is wholly owned by Barry Saxe
5 These shares are held in the name of Bua Capital Management. Ltd. which is wholly owned by Jason Walsh

* This calculation does not include any Shares issuable pursuant to the Over-Allotment option, Commission Shares or Corporate Finance Shares.

## ESCROWED SHARES

As of the date of this Prospectus, 4,943,750 common shares are held in escrow (the "Escrowed Shares") by Computershare Trust Company (the "Escrow Agent") of 3rd Floor – 510 Burrard Street, Vancouver, B.C. pursuant to the terms and conditions of an escrow agreement dated November 22, 2006 (the "Escrow

Agreement"). The Escrow Agreement provides that the Escrowed shares may not be traded in, dealt with in any manner whatsoever or released, nor may the Company, its transfer agent or the escrow holders make any transfer or record any trading of the shares without the consent of the securities regulators of the jurisdiction in which the Company is a reporting issuer or the Exchange.

The complete text of the Escrow Agreement is available for inspection at the registered office of the Company at 430 - 580 Hornby Street, Vancouver, B.C.

| Designation of Class | No. of Shares Held in Escrow | Percentage of Class upon Completion of Offering |
|---|---|---|
| Common | 4,943,750 | 57.59% |

The Escrowed Shares shall not be released unless listing of the Company's shares is completed by the Company. As the Company is an "Emerging Company" as defined in National Policy 46-201, the original number of all escrowed shares of the Company may be released as to 10% on the date on which the company's shares are listed on the Exchange (the "Listing Date") and as to 15% every six months after the initial release so that all escrowed shares will have been released three years after the Listing Date. The Exchange may approve an accelerated release schedule if the Company, after the Listing Date meets "Tier 1 Company" listing requirements or establishes itself as an "Established Company" as described in National Policy 46-201F.

The Escrow Agreement restricts the sale, assignment, hypothecation and transfer of all escrowed shares except as set out in Part 5 of the escrow agreement. The Escrow Agreement permits a transfer of escrowed shares to directors, senior officers or other principals of the Company as defined therein. In the event of the bankruptcy or death of a holder of Escrowed Shares, the Escrow Agent, may transmit such holders' escrowed shares to the trustee in bankruptcy, executor, administrator or such other person as is legally entitled to become the registered owner of the escrowed shares. Escrowed Shares transferred upon death will be released from escrow to the applicable legal representative unless the Exchange objects. The Escrow Agreement allows the holders to transfer Escrowed Shares to other parties upon a realization of pledged, mortgaged or charged escrow shares or into the escrow holders' Registered Retirement Savings Plans, Registered Retirement Income Funds or similar registered plans, subject to the Escrow Agent receiving satisfactory supporting documentation in accordance with the Escrow Agreement.

## RESALE RESTRICTIONS ON THE SEED SHARES

**Seed capital shares (all shares issued prior to the Initial Public Offering which are not subject to escrow agreement) are subject to the Exchange's Seed Share Resale Restrictions as outlined in the policies of the Exchange (Policy 5.4 paragraph 10). The certificates for these shares are legended to prohibit sales of these securities prior to the expiry of the relevant hold period. There are 1,541,250 seed capital shares which were not escrowed. Of these shares, 308,250 shares will be released on the closing of the Offering. A further 308,250 shares will be released every month until the expiry of 4 months from the closing of the Offering. These resale restrictions are in addition to statutory hold periods.**

## PRIOR SALES

| Date of Issuance | No. of Issued Shares | Price per Security | Total Consideration |
|---|---|---|---|
| May 31, 2007 | 4,000,000 [1] | $0.01 | $40,000.00 |
| August 2, 2006 | 1,997,500 [2/3] | 0.10 | 199,750.00 |
| November 14, 2006 | 487,500 | 0.20 | 97,500.00 |
| November 30, 2006 | 100,000 | Deemed $0.10 | Property payment |

[1] These shares are held in escrow. See "Escrowed Shares". Originally, 6,000,000 shares were issued on August 2, 2006, all of which were subsequently cancelled and 4,000,000 were re-issued on May 31, 2007.

[2] 943,750 of these shares are held in escrow and the remainder are subject to resale restrictions. See "Resale Restrictions on Seed Shares".

[3] 150,000 of these shares were issued on November 30, 2006.

## PROMOTERS

The present directors and officers of the Company are the promoters of the Company. See "Directors, Officers, Promoters and Other Management" and "Executive Compensation".

The promoters have been granted options to purchase up to 554,404 shares at a price of $0.25 per share for two years from the listing of the Shares on the Exchange.

## DIVIDEND RECORD

The Company has not, since its incorporation on June 13, 2006, paid any dividends on any of its shares. The Company has no present intention to pay dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

## LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings nor does the Company contemplate any such proceedings.

## RELATIONSHIP BETWEEN THE COMPANY AND THE AGENT

The Company is neither a connected issuer or a related issuer of the Agent as defined in National Instrument 33-105.

## MATERIAL CONTRACTS

There are no material contracts entered into by the Company and currently in effect other than as disclosed in this Prospectus as follows:

1. The Agency Agreement dated May 7, 2007 between the Company and Wolverton Securities Ltd. described in the section captioned "Plan of Distribution" herein.

2. The Directors and Officers Stock Option Agreements dated January 17, 2007 as amended on May 31, 2007 between the Company and some of its employees and its directors and officers described in the section captioned "Options to Purchase Securities" herein.

3. The Escrow Agreement dated November 22, 2006 between Pacific Corporate Trust Company and each of the persons described in the section captioned "Escrowed Shares" herein.

4. An Administrative Services Agreement dated August 1, 2006 between Bua Group Holdings Inc. and the Company described under the heading "Payments to Insiders and Promoters".

5. Transfer Agent Agreement between the Company and Pacific Corporate Trust Company dated August 2, 2006.

6. The Property Acquisition Agreement dated July 1, 2006 between the Company, Kalac Holdings Inc. and Trevor Teed described under the heading "Property".

Material contracts may be inspected at the offices of Hemsworth, Schmidt at 430 - 580 Hornby Street, Vancouver, B.C. during normal business hours during the period of distribution of the securities being offered under this Prospectus and for a period of 30 days thereafter.

## OTHER MATERIAL FACTS

There are no other material facts relating to the offering of securities under this Prospectus other than as disclosed herein.

## TRANSFER AGENT AND REGISTRAR AND AUDITOR

The Registrar and Transfer Agent for the Company is Pacific Corporate Trust Company of 2nd Floor – 510 Burrard Street, Vancouver, B.C. The Auditor for the Company is MacKay LLP, Chartered Accountants, Suite 1100 - 1177 West Hastings Street, Vancouver, B.C. V6E 4T5.

## FINANCIAL STATEMENTS, REPORT AND OTHER EXHIBITS

Audited Financial Statements prepared for the period from incorporation ending May 31, 2007 together with the appropriate location and mineral claim plan maps are included in this Prospectus after this page.

## PURCHASERS' STATUTORY RIGHT OF WITHDRAWAL AND RESCISSION

Securities legislation in the provinces of British Columbia and Alberta provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.


LEGEND
Geon 0-5 cover
Geon 7-16 cover
Geon 18-19 (?) cover
Geon 18 magmatic zone
Geon 19 magmatic zone
Geon 18-20 cover
Geon 18-25 (?) basement
Geon 18-32 (?) basement
Geon 25-39 basement
120°
104°
69°
60°
ARCTIC PLATFORM
MAP AREA
Coppermine Homocline
Kilohigok Basin
Thelon Magmatic Zone
Lupin Mine Au
Ekati Diamond Mine
Diavik Diamond Mine
Hottah Terrane
SLAVE CRATON
Nicholas Lake Mine, Au
Discovery Mine Au
Rayrock Mine U
Giant Mine Au
Con Mine Au
YELLOWKNIFE
Taltson Magmatic Zone
Thelon Basin
0 50 100
kilometres
MACKENZIE PLATFORM
CHURCHILL
HINTERLAND
GREAT SLAVE LAKE
Temporal classification of principal geotectonic elements adjacent to the Slave Craton after GSC open file 2559 (1994)

Figure 1 Location Map

**Figure 1 Location of Property**


Coronatibn
Gulf
116
Hornby Basin Property
Dease
Arm
McTavish
Arm
Great
Bear Lake
Hornby Bay
Eldorado
Mine
Contact Lake
Mine
Terra Mine
Wopmay Fault
Coppermine River
Scale, kilometres
0
20
40
60
80
PALEOZOIC
Old Fort and Saline River Fmn
Haydrinian
Rae Group
Helikian
Coppermine River Group
Dismal Lake Group
Hornby Bay Group
Wopmay Orogen
Great Bear Magmatic Zone
Hepburn Metamorphic and
Plutonic Units
Uranium Occurrences
Falcon
Osprey
Gorge
Duke Creek
Bear Mt
John
Ron
Rah
Jackpot
Damp
Bullwinkle
Uranium
Point
DRWGCL 2006, after Blackwell, 1988 and Geol Surv. Can Open File Report 2559, 1994
Figure 2

**Figure 1, Location of Claims and uranium occurrences**

**AUDITOR'S CONSENT**

We have read the Prospectus dated July 25, 2007 of Ringbolt Ventures Ltd. (the "Company") relating to an offering of a minimum of 2,000,000 common shares of the Company at $0.25 for gross proceeds of $500,000. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents. We consent to the use in the above-mentioned Prospectus of our auditors' report to the directors of the Company on the balance sheet of the Company as at May 31, 2007 and the statements of operations and deficit and cash flows for the period from incorporation on June 13, 2006 to May 31, 2007, which report is dated as of June 5, 2007, except as to Note 8 which is dated July 25, 2007.

**MacKay LLP**
Chartered Accountants

*"MacKay LLP"*

Vancouver, BC
July 25, 2007

## AUDITOR'S CONSENT

We have read the Prospectus dated July 25, 2007 of Ringbolt Ventures Ltd. (the "Company") relating to an offering of a minimum of 2,000,000 common shares of the Company at $0.25 for gross proceeds of $500,000. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents. We consent to the use in the above-mentioned Prospectus of our auditors' report to the directors of the Company on the balance sheet of the Company as at May 31, 2007 and the statements of operations and deficit and cash flows for the period from incorporation on June 13, 2006 to May 31, 2007, which report is dated as of June 5, 2007, except as to Note 8 which is dated July 25, 2007.

**MacKay LLP**
Chartered Accountants

*"MacKay LLP"*

Vancouver, BC
July 25, 2007

# RINGBOLT VENTURES LTD.

## Financial Statements
## May 31, 2007

**CHARTERED ACCOUNTANTS**
MacKay LLP

1100 – 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: 604-687-4511
Fax: 604-687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

**mackay.ca**

**AUDITORS' REPORT**

To the Directors of
Ringbolt Ventures Ltd.

We have audited the balance sheet of Ringbolt Ventures Ltd. as at May 31, 2007, the statements of operations and deficit, and the cash flows for the period from incorporation on June 13, 2006 to May 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and the results of its operations and its cash flows for the period from incorporation on June 13, 2006 to May 31, 2007 in accordance with Canadian generally accepted accounting principles.

***"MacKay LLP"***
**Chartered Accountants**

Vancouver, Canada.
June 5, 2007 except for
note 8 dated July 25, 2007

**RINGBOLT VENTURES LTD.**
**BALANCE SHEET**
**AS AT MAY 31, 2007**

| **As at** | | **May 31, 2007** |
|---|---|---|
| **Assets** | | |
| **Current** | | |
| Cash | $ | 134,792 |
| GST receivable | | 7,531 |
| Accounts receivable | | 419 |
| | | **142,742** |
| **Mineral property acquisition costs** (note 3) | | **35,000** |
| **Deferred exploration expenditures** (note 3) | | **102,559** |
| **Deferred filing fees** | | **39,246** |
| **Deferred share issuance costs** | | **19,950** |
| | **$** | **339,497** |
| **Liabilities** | | |
| **Current** | | |
| Accounts payable and accrued liabilities | $ | 48,654 |
| **Shareholders' Equity** | | |
| **Share capital** (note 4) | | **347,250** |
| **Contributed surplus** (note 4) | | **336,698** |
| **Deficit** | | **(393,105)** |
| | | **290,843** |
| | **$** | **339,497** |

**Subsequent event (note 8)**

**Approved by the Directors:**

*"Jason Walsh"* Director

*"Derrick Strickland"* Director

RINGBOLT VENTURES LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FROM DATE OF INCORPORATION ON JUNE 13, 2006 TO MAY 31, 2007

| | | From Date of Incorporation on June 13, 2006 to May 31, 2007 |
|---|---|---|
| **Administrative expenses** | | |
| Accounting and audit | $ | 15,902 |
| Bank charges and interest | | 747 |
| Consulting fees | | 3,000 |
| Directors fees | | 10,000 |
| Legal | | 2,436 |
| Office expenses | | 27,821 |
| Stock-based compensation | | 336,698 |
| **Loss before other item** | | **(396,604)** |
| **Other item** | | |
| Interest income | | **3,499** |
| **Loss for the period** | | **(393,105)** |
| **Deficit, beginning of period** | | **-** |
| **Deficit, end of period** | $ | **(393,105)** |
| **Basic and diluted loss per share** | $ | **(0.08)** |
| **Weighted average common shares outstanding** | | **5,147,106** |

RINGBOLT VENTURES LTD.
STATEMENTS OF CASHFLOWS
FROM DATE OF INCORPORATION ON JUNE 13, 2006 TO MAY 31, 2007

| | | From Date of Incorporation on June 13, 2006 to May 31, 2007 |
|---|---|---|
| **Cash provided by (used for)** | | |
| **Operating activities** | | |
| Loss for the period | $ | (393,105) |
| Item not affecting cash: | | |
| Stock-based compensation | | 336,698 |
| Net change in non-cash working capital | | 40,704 |
| | | **(15,703)** |
| **Financing activities** | | |
| Shares issued for cash | | 337,250 |
| Deferred share issuance costs incurred | | (19,950) |
| Deferred filing fees incurred | | (39,246) |
| | | **278,054** |
| **Investing activities** | | |
| Acquisition of mineral properties | | (25,000) |
| Deferred exploration expenditures | | (102,559) |
| | | **(127,559)** |
| **Net increase in cash** | | **134,792** |
| **Cash, beginning of period** | | **-** |
| **Cash, end of period** | **$** | **134,792** |
| **Supplemental cash flow information (note 7)** | | |
| **Interest received** | **$** | **3,499** |
| **Income taxes paid** | **$** | **-** |

RINGBOLT VENTURES LTD.
STATEMENT OF PROPERTY ACQUISITION COSTS AND DEFERRED EXPLORATION
FROM DATE OF INCORPORATION ON JUNE 13, 2006 TO MAY 31, 2007

| | From Date of Incorporation on June 13, 2006 to May 31, 2007 |
|---|---|
| **Acquisition costs** | **Total** |
| Hornby Basin | **$ 35,000** |
| **Deferred exploration expenditures** | |
| Consulting | 15,157 |
| Geophysics | 87,402 |
| | **102,559** |
| | **$ 137,559** |

## 1. Nature of Operations

The Company was incorporated under the Company Act of British Columbia on June 13, 2006 and its principal activity is the exploration of mineral properties.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

## 2. Significant Accounting Policies

### a) Mineral properties and related deferred exploration expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

All deferred expenditures are reviewed by management, on a property by property basis, to consider whether there are any conditions that may indicate an impairment in value. When the carrying value exceeds the net recoverable amount as estimated by management, or the Company's ability to sell the property for an amount exceeding the deferred cost, a provision is made for the impairment in value. Recorded costs of mineral properties and deferred exploration expenditures are not intended to reflect present or future values of resource properties.

### b) Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

**2. Significant Accounting Policies** (continued)

**c) Loss per share**

The Company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of shares outstanding during the period. Existing stock options have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same. Escrow shares which are contingently returnable are excluded from the weighted average number of shares.

**d) Financial instruments**

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

**e) Estimates**

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**f) Stock-based compensation plan**

The Company accounts for its stock-based compensation using the fair value method, determined using the Black-Scholes option pricing model. Compensation expense is recorded in the statement of operations over the vesting period.

**h) Share issue costs**

Costs directly identifiable with the raising of capital will be charged against the related capital stock. Costs related to shares not yet issued are recorded as deferred financing costs. These costs will be deferred until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued. Deferred financing costs consist primarily of corporate finance fees, legal fees and sponsorship fees.

**i) Measurement uncertainty**

The amounts recorded for cost of the mineral property, and any provision for a future asset retirement obligation are based on estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

**2. Significant Accounting Policies** (continued)

**j) Income taxes**

Income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the benefit of losses available to be carried forward for tax purposes. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

**3. Mineral Properties**

**a) Hornby Basin Property**

By option agreement dated July 1, 2006, the Company has an exclusive option to acquire up to an undivided 100% right, title and interest in four mineral claims consisting of approximately 10,330 acres located in the Great Bear Lake area of the Northwest Territories known as the Hornby Basin Property.

Consideration for the option is as follows:

| | Option payments | | Work commitments | | Common shares | |
|---|---|---|---|---|---|---|
| On execution of the agreement | $ 25,000 | (paid) | $ - | | 100,000 | (issued) |
| On or before August 30, 2006 | - | | 100,000 | (spent) | | |
| On or before July 1, 2007 | 25,000 | | - | | 200,000 | |
| On or before August 30, 2007 | - | | 200,000 | | - | |
| On or before July 1, 2008 | 25,000 | | - | | 200,000 | |
| On or before August 30, 2008 | - | | 200,000 | | - | |
| On or before July 1, 2009 | 25,000 | | - | | 500,000 | |
| On or before August 30, 2009 | - | | 250,000 | | - | |
| | $ 100,000 | | $ 750,000 | | 1,000,000 | |

The Property is subject to a 2% Net Smelter Return royalty which Ringbolt can buy down to 1% at a cost of $1,000,000.

**4. Share Capital**

**a) Authorized**

100,000,000 common shares without par value

**b) Issued**

| | From date of Incorporation to May 31, 2007 | | |
|---|---|---|---|
| | **Shares** | **Amount** | **Contributed Surplus** |
| Balance, beginning of period | - | $ - | $ - |
| Issued for cash | | | |
| Escrow shares | 4,943,750 | 134,375 | - |
| Private placements | 1,541,250 | 202,875 | - |
| Issued for property | 100,000 | 10,000 | - |
| Stock-based compensation | - | - | 336,698 |
| Balance, end of period | **6,585,000** | **$ 347,250** | **$ 336,698** |

During the period ended May 31, 2007, the Company issued the following shares:

i) issued 6,000,000 common shares at a price of $0.01 per share and 943,750 common shares at a price of $0.10 per share for total proceeds of $134,375. The 6,000,000 common shares were cancelled effective May 31, 2007 and 4,000,000 common shares were issued at $0.01. These common shares are held in escrow and will be released pro-rata to the shareholders with 10% of the escrow securities being released upon the date the common shares are listed for trading on the TSX Venture Exchange, 1/6 of remainder being released after 6 months, 1/5 of remainder being released after 12 months, 1/4 of remainder being released after 18 months, 1/3 of remainder being released after 24 months, ½ of remainder being released after 30 months and the remaining being released after 36 months from listing.

The fair value of the 4,000,000 escrow shares issued to the founders of the Company at $0.01 was determined to be $355,698, by calculating the estimated present value discounted over the escrow release period at a risk-free interest rate of 4.65%. As a result, $315,698, being the difference between the fair value and the cash received, has been recorded as stock-based compensation and credited to contributed surplus in the period.

ii) issued 487,500 common shares at a price of $0.20 per share for total proceeds of $97,500. These common shares will be restricted from resale for a period of four months from the date the common shares are listed for trading on the TSX Venture Exchange. The shares shall be released from any restrictions as follows: 20%, upon the date the common shares are listed for trading on the TSX Venture Exchange and 20% each month thereafter.

iii) issued 1,053,750 common shares at a price of $0.10 per share for total proceeds of $105,375. These shares will be restricted from resale for a period of four months from the date the common shares are listed for trading on the TSX Venture Exchange. The shares shall be released from any restrictions as follows: 20%, upon the date the common shares are listed for trading on the TSX Venture Exchange and 20% each month thereafter.

iv) issued 100,000 common shares valued at $0.10 per share under the property option agreement (note 3).

**c) Escrow shares**

Currently, 4,943,750 shares are held in escrow.

4. **Share Capital** (continued)

**d) Stock options**

The Company has a stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the plan, the exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years per plan.

A summary of the Company's outstanding options at May 31, 2007 and the change during the period is as follows:

| | Number of Options | Weighted Average Exercise Price |
|---|---|---|
| Balance, beginning of the period | - | $ - |
| Granted | 658,499 | 0.25 |
| Balance, end of period | **658,499** | **$ 0.25** |

As at May 31, 2007 the following incentive stock options are outstanding, and will be vested on the Listing Date (as defined):

| | Number of Options | Exercise Price | Expiry Date |
|---|---|---|---|
| | 658,499 | $0.25 | 2 years after listing |
| Total | **658,499** | | |

During the period ended May 31, 2007, the Company committed to grant 658,499 stock options. The fair value of stock options granted is estimated using the following assumptions:

| | |
|---|---|
| Risk-free interest rate | 4.57% |
| Expected life | 2 years |
| Annual volatility | 100% |
| Dividend rate | 0.00% |

Using the above assumptions, the fair value of the options granted is $0.03 per option.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

## 5. Related Party Transactions

The following amounts were paid or accrued to directors or companies controlled by directors or officers of the Company for services provided from the date of incorporation to May 31, 2007. These amounts have been recorded at the exchange amount being the compensation agreed to by both parties:

| | 2006 |
|---|---|
| Directors' fees | $ 10,000 |
| Office and administration fees | 24,000 |

Included in accounts payable is $43,000 due to directors or companies controlled by directors of the Company.

Amounts due to or from related parties are unsecured, do not bear interest and are classified as a current asset or liability due to their nature and expected time of repayment, accordingly the fair value cannot be practicably determined.

## 6. Income Taxes

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

| Period from incorporation June 13, 2006 to May 31, | 2007 |
|---|---|
| Net income (loss) for the period | $(393,105) |
| Statutory Canadian corporate tax rate | 34.12% |
| Anticipated tax expense (recovery) | (134,127) |
| Effect of tax rate change | 1,837 |
| Items not deductible for tax purposes | 115,043 |
| Change in future income tax valuation allowance | 17,247 |
| Actual income tax provision | $ - |

The significant components of the Company's future tax assets are as follows:

| May 31, | 2007 |
|---|---|
| Mineral property interests | $ - |
| Non-capital loss carry forwards | 18,251 |
| Cumulative eligible capital | 233 |
| Deferred share issue costs | (1,237) |
| Valuation allowance | (17,247) |
| Future income taxes | $ - |

The Company has Canadian non-capital loss carry-forwards of $58,875 that may be available for tax purposes. The losses will expire in 2027.

Subject to certain restrictions, the Company also has resource expenditures of approximately $137,559 available to reduce taxable income in future years.

## 7. Supplemental cash flow information

The following non-cash transaction was recorded during the period for investing activities:

| | |
|---|---|
| Mineral property acquisition by issuance of shares | $10,000 |

## 8. Subsequent event

The company is in the process of filing a prospectus with the British Columbia Securities Commission offering 2,000,000 common shares at $0.25 per share as an initial public offering ("IPO"). Pursuant to an Agency Agreement with Wolverton Securities Ltd. (the "Agent"), the Agent will receive a commission of 8% of the gross proceeds of the offering and be paid a corporate finance fee of $25,000 ($7,500 paid) plus GST, and expenses. The Agent will be granted a warrant to acquire 200,000 common shares at $0.25 per share for a period of twelve months from the date that the company's shares are listed on the TSX Venture Exchange. The IPO is subject to regulatory approval.

## CERTIFICATE OF THE COMPANY

DATED: July 25, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia) and Part 9 of the Securities Act (Alberta) and their rules and regulations.

| | |
|---|---|
| "Derrick Strickland"<br>(signed) DERRICK STRICKLAND<br>Chief Executive Officer | "Jason Walsh"<br>(signed) JASON WALSH<br>Chief Financial Officer |

**On behalf of the Board of Directors**

| | |
|---|---|
| "M. Magrum"<br>(signed) MIKE MAGRUM<br>Director | "Barry Saxe"<br>(signed) BARRY SAXE<br>Director |

## CERTIFICATE OF PROMOTERS

DATED: July 25, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia) and Part 9 of the Securities Act (Alberta) and their rules and regulations.

"Jason Walsh"
(signed) JASON WALSH
Promoter

"Derrick Strickland"
(signed) DERRICK STRICKLAND
Promoter

"M. Magrum"
(signed) MIKE MAGRUM
Promoter

"Barry Saxe"
(signed) BARRY SAXE
Promoter

## CERTIFICATE OF THE AGENT

DATED: July 25, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the Securities Act (British Columbia) and Part 9 of the Securities Act (Alberta) and their rules and regulations.

**WOLVERTON SECURITIES LTD.**

Per: "Colman Wong"

COLMAN WONG, Senior Vice-President



END